Exhibit 99.1

ANNUAL INFORMATION FORM

Fiscal Year Ended February 28, 2015

May 27, 2015

TABLE OF CONTENTS

Basis of Presentation	1
Cautionary Note Regarding Forward-Looking information	1
Corporate Structure	4
Business of the Corporation	5
History and General Development of the Business	23
Risk Factors	34
Dividends	48
Description of the Share Capital	49
Market for Securities	50
Directors and Officers	51
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	54
Legal Proceedings and Regulatory Actions	55
Interest of Management and Others in Material Transactions	55
Transfer Agents and Registrars	55
Material Contracts	55
Interest of Experts	56
Report on Audit Committee	56
Additional Information	57
Schedule “A” Charter of the Audit Committee of the Board of Directors	A-1

BASIS OF PRESENTATION

As used in this annual information form, or AIF, unless the context otherwise requires, references to “Neptune”, the “Corporation”, “we”, “us”, “our” or similar terms refer to Neptune Technologies & Bioressources Inc. and its subsidiaries, references to “Acasti” refer to Acasti Pharma Inc. and references to “NeuroBio” refer to NeuroBioPharm Inc.

Market data and certain industry data and forecasts included in this AIF were obtained from internal company surveys, market research, publicly available information, reports of governmental agencies and industry publications and surveys. Neptune has relied upon industry publications as its primary sources for third-party industry data and forecasts. Industry surveys, publications and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Neptune has not independently verified any of the data from third-party sources, nor has Neptune ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which Neptune believes to be reliable based upon management's knowledge of the industry, have not been independently verified. Forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, Neptune does not know what assumptions regarding general economic growth were used in preparing the forecasts cited in this AIF. While Neptune is not aware of any misstatements regarding Neptune’s industry data presented herein, Neptune’s estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors” in this AIF. While Neptune believes its internal business research is reliable and market definitions are appropriate, neither such research nor definitions have been verified by any independent source. This AIF may only be used for the purpose for which it has been published.

Unless otherwise noted, in this annual information form, all information is presented as of February 28, 2015. All references in this annual information form to “dollars”, “CDN$” and “$” refer to Canadian dollars, and references to “US$” refer to United States dollars, unless otherwise expressly stated.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This AIF contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking information. Forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information in this AIF includes, but is not limited to, information or statements about:

•	Neptune’s ability to generate revenue through production at its production facility;

•	Neptune’s ability to maintain and develop its existing third party supply and production agreements on terms favourable to Neptune;

•	Neptune’s ability to obtain financing, on terms favourable to Neptune to implement its operating and growth strategy;

•	Neptune’s ability to recover additional insurance proceeds relating to the incident at its production plant under its various insurance policies;

•	Neptune’s ability to regain lost customers and re-establish itself in the nutraceutical market;

•
Neptune’s ability to oppose or settle notices alleging non-compliance by the Ministry of Environment and the CSST and any other proceedings brought by other parties relating to the November 2012 incident at its former operating facility;

•
Neptune’s ability, and the ability of its distribution partners, to continue to commercialize krill oil products, including Neptune Krill Oil (“NKO®”) and its other krill oil products and to regain and maintain its market share position for krill oil products;

•	Neptune’s ability to continue to invest in product development and trials;

•	plans of Neptune’s subsidiaries, Acasti and NeuroBio, to conduct new clinical trials for product candidates, including the timing and results of these clinical trials;

•	Neptune’s ability to maintain and defend its intellectual property rights in NKO®, its other krill oil products and in its product candidates;

•	the ability of Neptune’s subsidiaries, Acasti and NeuroBio, to commercialize other product candidates in the United States, Canada and internationally;

•	the timing of the receipt of royalty payments under the terms of Neptune’s settlement agreements;

•
Neptune’s estimates of the size of the potential markets for NKO®, its other krill oil products and its product candidates and the rate and degree of market acceptance of NKO®, its other krill oil products and its product candidates;

•	the health benefits of NKO®, its other krill oil products and Neptune’s product candidates as compared to other products in the nutraceutical and pharmaceutical markets;

•	Neptune’s expectations regarding its financial performance, including its revenues, expenses, gross margins, liquidity, capital resources and capital expenditures; and

•	Neptune’s expectations regarding its significant impairment losses and future write-downs, charge-offs or impairment losses.

Although the forward-looking information is based upon what we believe are reasonable assumptions, no person should place undue reliance on such information since actual results may vary materially from the forward-looking information. Certain key assumptions made in providing the forward-looking information include the following:

•	performance of the production facility will be consistent with management’s expectations;

•	sales objectives for its krill oil products assume that Neptune will be able to maintain customer relationships and that demand for its products will continue;

•	customer demand for Neptune’s products, particularly NKO®, will be consistent with or stronger than pre-November 2012 levels;

•	Neptune’s business plan to focus on the production of its lead product, NKO®, will not be substantially modified;

•	capital derived from future financings will be available to Neptune on terms that are favourable;

•	Neptune will be able to protect its intellectual property; and

•	Neptune will be able to continue to meet the continued listing requirements of the NASDAQ Stock Market and the Toronto Stock Exchange.

In addition, the forward-looking information is subject to a number of known and unknown risks, uncertainties and other factors, including those described in this AIF under the heading “Risk Factors”, many of which are beyond our control, that could cause actual results and developments to differ materially from those that are disclosed in or implied by the forward-looking information, including, without limitation:

•	the heavy dependence of the Corporation’s future prospects on the successful operation of its production plant;

•	the risk that the Corporation may not maintain all required permits to operate its production facility;

•	the Corporation’s need for additional funding;

•	the Corporation’s potential inability to recover all of the insurance proceeds it has claimed;

•	possibility that new claims or lawsuits relating to the plant explosion may be brought against the Corporation;

•	the Corporation’s potential inability to restore or grow its customer base;

•	the Corporation’s reliance on a limited number of distributors and significant concentration of accounts receivables;

•	the fact that the Corporation has suffered significant impairment losses and its assets may be subject to future write-downs, charge-offs or impairment losses;

•	the Corporation may lose its control of Acasti;

•	the Corporation’s history of net losses and inability to achieve profitability to date;

•	NKO® and its other krill oil products may not be successfully commercialized;

•	changes in regulatory requirements and interpretations of regulatory requirements;

•	the Corporation’s reliance on third parties for the manufacture, supply and distribution of its products and for the supply of raw materials;

•	the Corporation’s ability to manage its growth efficiently;

•	the Corporation’s ability to further penetrate core or new markets;

•	the Corporation’s ability to attract and retain skilled labor;

•	the Corporation’s ability to attract, hire and retain key management and personnel;

•	the success of current and future clinical trials by the Corporation and its subsidiaries;

•	the Corporation’s ability to achieve its publicly announced milestones on time or at all;

•	product liability lawsuits could be brought against the Corporation and its subsidiaries;

•	intense competition from other companies in the pharmaceutical and nutraceutical industry;

•	foreign currency fluctuations;

•	the Corporation’s ability to secure and defend its intellectual property rights;

•	the impact of future issuances, actual or potential sales or operating results on the price of the Corporation’s shares;

•	the fact that the Corporation does not currently intend to pay any cash dividends on the Common Shares in the foreseeable future; and

•	the Corporation’s status as a forein private issuer.

Consequently, all the forward-looking information is qualified by this cautionary statement and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operations. Accordingly, you should not place undue reliance on the forward-looking information. Except as required by applicable law, Neptune does not undertake to update or amend any forward-looking information, whether as a result of new information, future events or otherwise. All forward-looking information is made as of the date of this AIF.

CORPORATE STRUCTURE

Corporation Overview

Neptune was incorporated on October 9, 1998 pursuant to a certificate of incorporation issued under Part 1A of the Companies Act (Québec). On February 14, 2011, the Business Corporations Act (Québec) came into effect and replaced the Companies Act (Québec). Neptune is now governed by the Business Corporations Act (Québec). On May 30, 2000, the articles of the Corporation were amended in order to proceed with the restructuring of the Corporation’s capital stock and to convert its then issued and outstanding shares into newly-created classes of shares. The Corporation’s articles were also amended on May 31, 2000 to create Series A Preferred Shares. On August 29, 2000, the Corporation converted all its issued and outstanding Class A shares into Class B subordinate shares. On September 25, 2000, the Corporation further amended its share capital to eliminate its Class A shares and converted its Class B subordinate shares into common shares. On May 11, 2001, the Corporation amended its articles of incorporation to repeal the restrictions with respect to closed companies. On November 1, 2013, the Corporation amended its articles of incorporation to reflect certain changes to items relating to board matters. On February 14, 2011, the Business Corporations Act (Québec) came into effect and replaced the Companies Act (Québec). Neptune is now governed by the Business Corporations Act (Québec).

Neptune’s head office and registered office is located at 545, Promenade du Centropolis, Suite 100, Laval, Québec, Canada, H7T 0A3. The Corporation’s website address is www.neptunebiotech.com. The Corporation is also the owner of the websites www.mynko.com and www.neptunekrilloil.com.

 Intercorporate Relationships

Neptune has three wholly-owned subsidiaries, Neptune Technologies & Bioressources USA Inc., or Neptune USA, Neptune Technologies & Bioressources Hong Kong Limited, or Neptune Hong Kong, and NeuroBio, as well as one subsidiary, Acasti. As of the date of this AIF, Neptune owns approximately 48% of the voting rights attached to the securities of Acasti. See “Corporate Structure - Corporate Structure Diagram”.

Acasti was incorporated on February 1, 2002 pursuant to a certificate of incorporation issued under Part 1A of the Companies Act (Québec) under the name 9113-0310 Québec Inc. and, prior to its partial spin-off in 2008, was a wholly-owned subsidiary of Neptune. The common shares of Acasti are listed and posted for trading on the TSX Venture Exchange, or TSXV, under the symbol “APO” and on the NASDAQ Stock Market, or NASDAQ, under the symbol “ACST”. Acasti is a company involved in the pharmaceutical industry.

NeuroBio was incorporated on October 15, 2008 pursuant to a certificate of incorporation issued under Part 1A of the Companies Act (Québec) under the name Neurovimer Pharma Inc. NeuroBio is also a company involved in the pharmaceutical industry. On February 14, 2011, the Business Corporations Act (Québec) came into effect and replaced the Companies Act (Québec). NeuroBio is now governed by the Business Corporations Act (Québec). On February 20, 2015, Neptune announced that it had completed the indirect acquisition of NeuroBio by way of plan of arrangement. See “History and General Development of the Business - Three Year History - Arrangement with NeuroBioPharm Inc.”.

Neptune USA was incorporated on June 1, 2006 under the laws of the State of Delaware and Neptune Hong Kong was incorporated on May 3, 2012 under the laws of Hong Kong. Neptune USA and Neptune Hong Kong do not carry on an active business at this time.

 Corporate Structure Diagram

(1) On February 20, 2015, Neptune completed the acquisition of NeuroBioPharm Inc. See “History and General Development of the Business - Three Year History - Arrangement with NeuroBioPharm Inc.”.

As of the date of this AIF, Neptune owns approximately 50,755,933 Class A shares of Acasti, which are common shares, representing 48% of Class A shares issued and outstanding and 48% of the voting rights attached to the securities of Acasti. Acasti Class A shares (common shares) are voting, participating and with no par value. Neptune also owns 592,500 common share purchase warrants of Acasti. See “History and General Development of the Business - Fiscal Year Ended February 28, 2014”.

BUSINESS OF THE CORPORATION

Overview

Neptune is a biotechnology company engaged primarily in the development, manufacture and commercialization of marine-derived omega-3 polyunsaturated fatty acids (“PUFAs”). Neptune produces omega-3 PUFAs through its patented process of extracting oils from Antarctic krill, which omega-3 PUFAs are then principally sold as bulk oil to Neptune’s distributors who commercialize them under their private labels primarily in the U.S., European and Australian nutraceutical markets. Neptune’s lead product, Neptune Krill Oil (NKO®), generally comes in softgel form, serve as a dietary supplement to consumers and are available at several leading major retailers under distributors’ private labels.

Neptune pioneered the commercialization of omega-3 PUFAs extracted from krill for human health maintenance in 2002 and is continuing its product development based on its proprietary technology. The Corporation believes that its ability to provide a safe and effective product is a key factor in building and sustaining its credibility with its distribution partners.

Through Neptune’s subsidiaries, Acasti and NeuroBio, Neptune is pursuing opportunities in the medical food and prescription drug markets. Neptune has granted licensing rights to both Acasti and NeuroBio that allow them to leverage the intellectual property, clinical data and know-how developed by Neptune to focus on, respectively, the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions.

The Krill Industry

Krill, which resembles shrimp, is a generic term designating approximately 85 species of deep and cold water pelagic marine planktonic animals (zooplankton) that make up part of the global marine biomass. According to the Australian government’s Department of Sustainability, Environment, Water, Population and Communities (Australian Antarctic Division), krill is the most abundant animal biomass on the planet and is found in schools that can sometimes cover several square kilometers of ocean.

Because krill feeds on phytoplankton, namely diatoms and dinoflagellates, its lipid content is a major source of PUFAs, mainly docosahexaenoic acid, or DHA, and eicosapentaenoic acid, or EPA, two types of marine omega-3 fatty acids beneficial for health maintenance. Krill contains proteins offering a range of amino acids and effective digestive enzymes. In addition, it contains powerful antioxidants, including astaxanthin. Krill also contains phospholipids, providing clinically proven benefits in the absorption and digestion of nutrients for humans.

Neptune’s proprietary krill oil extraction process produces a compound substance that contains enhanced levels of EPA and DHA, phospholipids and antioxidants, making it highly bioavailable (capable of absorption) and resistant to oxidation. Based on our internal research, we believe Neptune’s krill oil has a lower level of oxidation than fish oil due to its high natural content of antioxidants, which also results in a longer shelf life of Neptune’s krill oil products.

Despite the higher price per kilogram of krill oil compared to fish oil, the krill oil market had global revenues of $92M in 2012, $119M in 2013, according to GOED’s (Global Organization for EPA and DHA) 2012/13 Executive Summary on the EPA and DHA Ingredients Market Overview.

NKO® - Our Lead Product

Neptune Krill Oil (NKO®)

NKO®, which was first commercialized in 2003, is a marine oil extracted from Antarctic krill (Euphasia superba) that contains two omega-3 PUFAs, EPA and DHA, and provides a blend of nutritional elements. NKO®’s elevated content of phospholipids rich in omega-3 fatty acids and antioxidants such as astaxanthin, vitamin A and vitamin E offers a safe and effective product free of preservatives with clinically proven health benefits. NKO® is sold through a cobranding policy with Neptune’s customers.

The Corporation believes NKO® has a biomolecular profile of phospholipids, omega-3 fatty acids and important antioxidants that surpasses corresponding profile of fish oils. This combination of phospholipids and omega-3 fatty acids facilitates the passage of fatty acids through the body’s intestinal wall, increasing the bioavailability of omega-3 fatty acids. Independent research has shown that astaxanthin has a stronger antioxidant level than vitamin A and vitamin E as well as other antioxidants such as lycopene and lutein. In 2004, the Alternative Medicine Review published the results of a 12-week, double-blind, randomized trial that demonstrated that daily doses of 1-3g NKO® are significantly more effective than 3g EPA/DHA fish oil in the management of abnormal cholesterol levels (hyperlipidemia). Daily doses of 1-3g NKO® were proven effective in that trial to decrease low density lipoprotein (“LDL” or “bad cholesterol”), and triglycerides, and increase high density lipoprotein (“HDL” or “good cholesterol”).

The results of a double blind clinical study performed in May 2003 by Fotini Sampalis M.D., Ph.D., et. al., which were published in the Alternative Medicine Review, support the proposition that NKO® can reduce certain physical and emotional symptoms of premenstrual syndrome, such as stress, irritability and abdominal pain, and that NKO® is more effective than omega-3 fish oils for the management of such premenstrual symptoms.

An analysis of the Framingham Risk Score (which is used to estimate the 10-year cardiovascular risk of an individual based on data obtained from the Framingham Heart Study, a long-term, ongoing cardiovascular study on residents of the town of Framingham, Massachusetts) data completed in 2003 suggests that the use of NKO® alone or in combination with a statin provides a safe and cost effective treatment option for the management of hyperlipidemia that can significantly increase HDL (“good cholesterol”) and reduce overall risk for cardiovascular disease. A double-blind clinical study performed in 2007 found that NKO® at a daily dose of 300 mg may within a short time to reaction (7-14 days) significantly inhibit inflammation by reducing C-reactive protein as well as significantly alleviate symptoms caused by osteoarthritis and rheumatoid arthritis.

A double-blind clinical trial undertaken by BioTeSys GmbH in February 2009 supports the benefits of NKO® versus a range of other omega-3 products for improving the EPA to arachidonic acid ratio and the omega-3 index. The main objective of the trial was to show the bioavailability of a physiological dosage of omega-3 fatty acids. Within the clinical trial, different sources of EPA and DHA, including different chemical bounds of EPA and DHA, were compared to each other. The obtained data reflects that uptake of EPA and DHA out of NKO® was most prominent and showed significant higher bioavailability in comparison to fish oil and a blend of lecithin, astaxanthin and fish oil. The study stated that, overall, the NKO® product showed clear superiority followed by ethyl esters, fish oil and the blend of lecithin, astaxanthin and fish oil.

Other Nutraceutical Products

ECOKRILL Oil (EKO™)

ECOKRILL Oil (EKO™), Neptune’s generic krill oil, which was first commercialized in 2010 is similar to NKO® in that it undergoes the same krill oil extraction process. The difference between EKO™ and NKO® is that EKO™ has lower specifications of omega-3, phospholipids and antioxidants and, as a result, EKO™ has a lower price point than NKO®. There is no cobranding policy with EKO™.

Rimfrost Oil

Neptune has been selling a third party krill oil as a result of the November 2012 incident. This oil has similar specifications and price point as Neptune’s EKO™ and is sold as generic krill oil. It is an ethanol based product and sold in some countries where acetone is restricted. Maintaining sales of this third party oil allows Neptune to diversify its offer and increase its capacity.

New Formulation Derived from NKO®

In addition, Neptune has also developed formulations derived from NKO® that target more specific conditions, including NKO Beat™, which targets heart and circulation health, NKO Flex™, which targets bone and joint health, and NKO Focus™, which targets brain and vision health. The Corporation has launched these products within the business to business industry and is actively looking for branded distributors to promote and sell the product in retail.

NKO Beat™ provides all the heart-healthy Omega-3 EPA and DHA in NKO®, plus added ingredients such as Coenzyme Q10 (CoQ10), which is often recommended for heart health support. NKO Flex™ pairs NKO® with other joint and bone health nutrients such as vitamin D3. This novel blend provides more comprehensive support from maintaining both joint comfort and bone health. NKO Focus™ provides all the brain health benefits of NKO®, plus added ingredients including lutein esters. NKO® Focus supports healthy brain function and maintains healthy vision.

 Neptune Krill Aquatein™( NKA™)

Neptune Krill Aquatein (krill protein concentrate), or NKA™, is a product that features a range of marine amino acids, including the eight essential amino acids. NKA™ contains pre-digested proteins that are an important source of short-chain amino acids in the form of peptides that facilitate digestion by more effective assimilation.

More complete analyses of the composition of NKA™ are required and different methods for improving quality and efficiency of production need further investigation. NKA™ is being currently positioned to be sold for animal nutrition.

For the fiscal year ended February 28, 2015, NKA™ did not account for any revenues and Neptune believes NKA™ will not generate meaningful revenues during the current fiscal year.

Pharmaceutical Products and Product Candidates – Acasti

Our subsidiary, Acasti, focuses on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases.

CaPre®

CaPre® is designed to be used as an adjunctive therapy with positive lifestyle changes and administered either alone or with other treatment regiments such as statins (a class of drug used to reduce cholesterol levels) and potentially for use by statin-intolerant or statin-resistant patients. CaPre® is being developed for the treatment of patients with very high triglycerides with levels over 500 mg/dL (“severe hypertriglyceridemia”) and eventually for patients with high triglycerides with levels ranging from 200 to 499 mg/dL (“mild to moderate hypertriglyceridemia”). In addition to targeting the reduction of triglyceride levels, clinical data collected and reviewed by the Corporation to date has indicated that CaPre® may also normalize blood lipids by increasing high density lipoprotein (“HDL-C”) (good cholesterol) and reducing non-high density lipoprotein (“non-HDL-C”), which includes all cholesterol contained in the bloodstream except HDL-C. In addition, clinical data collected by Acasti to date indicates that CaPre® has no significant deleterious effect on low density lipoprotein (“LDL-C”) (bad cholesterol) levels. Obtaining regulatory approval for the commercialization of CaPre® requires that safety is confirmed and it is effective at reducing triglycerides at a level that would medically benefit the patient. See “Business of the Corporation - Studies & Trials for Pharmaceutical Product Candidates - Acasti’s Product Candidate: CaPre®” and “Business of the Corporation - Regulatory Environment”.

ONEMIA®

ONEMIA®, a medical food and currently Acasti’s only commercialized product, is a purified omega-3 phospholipids concentrate derived from krill oil with lower levels of phospholipids, EPA and DHA content than CaPre®. The term “medical food” is defined in the United States Orphan Drug Act as a food which is formulated to be consumed or administered enterally under the supervision of a physician and which is intended for the dietary management of a disease or condition for which distinctive nutritional requirements, based on recognized scientific principles, are established by medical evaluation. Nonclinical studies conducted by the Corporation, supported by clinical testing conducted on Neptune Krill Oil (NKO®), have shown ONEMIA® to be safe and effective for the dietary management of omega-3 phospholipids deficiency and the related abnormal lipid profiles and cardiometabolic disorders. Phospholipid deficiency and abnormal lipid profiles can lead to a number of conditions, including hyperlipidemia (which generally manifests as high LDL-C and high triglycerides), atherosclerosis (the build-up of plaque on the inside of blood vessels), diabetes, rheumatoid arthritis, certain gastroenterology disorders and metabolic syndrome.

ONEMIA® was introduced in the U.S. market in 2011. In 2012, Acasti made its first sales of ONEMIA® to a medical food distributor in the United States, which has begun distribution of ONEMIA® through its network of dispensing physicians under its own brand name.  ONEMIA® is also available behind-the-counter in some pharmacies. Acasti expects continued sales of ONEMIA® in the short-term to provide revenues that will contribute, in part, to the financing of Acasti’s research and development projects while continuing to generate awareness of ONEMIA® throughout the medical community in an effort to build a market foundation for CaPre®. During the fiscal years 2015, 2014 and 2013, Acasti generated revenues of approximately $271,000, $501,000 and $724,000, respectively, from sales of ONEMIA®.

Acasti continues to explore the benefit of combining ONEMIA® with a statin treatment. Nonclinical activities have been undertaken in order to determine whether or not ONEMIA® should be added to a statin treatment. The accumulated nonclinical data showed that it would be beneficial to explore in humans testing the positive results which were observed in animal testing to the effect that ONEMIA® may benefit patients taking statins dealing with complex and hard to manage lipid profiles.

Pharmaceutical Products and Product Candidates - NeuroBio

Our subsidiary, NeuroBio, is in the early stages of developing omega-3 phospholipids medical foods, over-the-counter products and prescription drugs. NeuroBio is dedicated to the research, development and commercialization of active pharmaceutical ingredients, or APIs, for the management of neurodevelopmental, memory, concentration, learning and neurological disorders, from prevention to treatment. NeuroBio addresses mental and neurological conditions, specifically mood disorders such as depression, attention-deficit hyperactivity disorder, or ADHD, and cognitive decline associated with aging. NeuroBio’s product candidates are at early development stages and/or validation stages and will require the approval of the FDA and/or Health Canada before commercialization.

Our Market

Neptune’s Market: The Nutraceutical Market

The nutraceutical market encompasses functional foods and dietary supplements, which include a wide range of nutrients such as vitamins, minerals, fatty acids, amino acids and herbal supplements. Neptune focuses on dietary supplements. According to Agriculture and Agri-Food Canada, a government organization that provides statistics on the nutraceutical market, the nutraceutical market is growing rapidly, in part driven by the health demands of an aging population. According to a report published by RNCOS Industry Research Solutions in May 2012 entitled US Nutraceuticals Market Analysis, the nutraceutical market has become one of the fastest growing industries in the United States. In 2008, the U.S. Census Bureau, using data from the 2000 U.S. Census, projected that by 2030, the number of Americans 65 years old and older will increase from 40.3 million to just over 72.0 million, then representing over 19% of the population in the United States.

The Corporation believes that health issues such as high (and in some cases low) cholesterol, heart disorders, cognitive function and brain performance disorders and joint issues (including inflammation) are driving the nutraceutical market expansion. We believe the following factors, among others, favor the growth of the nutraceutical market:

•	improved understanding and scientific knowledge of the contribution of diet in health maintenance and disease prevention;

•	increased consumer demand for dietary supplements that help to maintain vitality and promote health; and

•	increased health care costs and the trend towards self-treatment with a focus on natural products.

Neptune primarily sells omega-3 fatty acids into the nutraceutical market. The most predominant omega-3 fatty acids are DHA and EPA derived from plant and marine sources.

The omega-3 fatty acids contained in Neptune’s products are sourced from krill, a zooplankton, with the advantage that omega-3 fatty acids from krill are carried by phospholipids and not triglycerides such as in fish oil. Phospholipids, a major component of biological membranes, are more easily absorbed by the body than triglycerides, resulting in a higher bioavailability of omega-3 fatty acids contained in krill oil.

The FDA announced in 2004 the availability of a qualified health claim for reduced risk of coronary heart disease for conventional foods that contain EPA and DHA omega-3 fatty acids. In 2000, the FDA announced a similar qualified health claim for dietary supplements containing EPA and DHA omega-3 fatty acids and the reduced risk of coronary heart disease.

In addition, extensive research, including Neptune’s clinical trial work, has further demonstrated certain clinical benefits of omega-3. Omega-3 fatty acids reduce inflammation and prevent risk factors associated with chronic diseases, such as heart disease and arthritis, and appear to be particularly important for cognitive (memory and concentration) and behavioural functions. Many forms of arthritis, such as osteoarthritis and rheumatoid arthritis, are inflammatory disorders and lead to pain, stiffness, swelling and functional impairment. Osteoarthritis is the most common form of arthritis and affects approximately 27 million people in the United States, according to a January 2008 publication of the medical journal Arthritis Rheum. It is caused by the breakdown and eventual loss of the cartilage between the bones of the joints. Non-surgical treatment options for osteoarthritis include analgesic and anti-inflammatory pain medications, nutritional supplementation, physical therapy, exercise and weight loss.

The PUFAs ingredient market and, more specifically, sales of omega-3 ingredients, are experiencing sustained growth, driven by the world retail market for dietary supplements and functional food. Based on the trends reported in the Frost & Sullivan July 2012 Report, the worldwide omega-3 market is expected to exceed US$3.1 billion in annual ingredient sales by 2016 and general market data indicates that sales of higher quality and higher performance omega-3’s are generating increasing revenues.

According to the Frost & Sullivan July 2012 Report, the global market revenue for marine and algae EPA/DHA omega-3 ingredients was US$1.8 billion in 2011, and is projected to grow at a CAGR of 11.8% from 2012 to 2016. Global consumption was measured at 103,284 metric tons in 2011, and is projected to grow at a CAGR of 9.4% from 2012 to 2016.

The world retail market for dietary supplements is highly fragmented, and is comprised of a large number of products and many small manufacturers. According to the Frost & Sullivan July 2012 Report, dietary supplements continued to be the largest market for marine omega-3 oils in the global market in 2011 with a 46.2% share and a total of US$834.6 million in revenue. The Frost & Sullivan July 2012 Report also estimates that pharmaceuticals, infant formulas and foods and beverages were the next largest consumers of marine oil omega-3, with 19.8%, 14.3% and 13.4% shares, respectively, in 2011.

Neptune has conducted clinical trials for functional food applications of NKO® with the multinational corporations Nestlé and Yoplait. However, the parties have decided not to pursue the development of these functional food applications. Neptune is instead currently focusing on the dietary supplement market, particularly in light of the limits on Neptune’s current maximum production capacity.

 Acasti’s Market: The Pharmaceutical Market

 Cardiometabolic Disorder Treatments - Acasti

Heart attacks, strokes and other cardiovascular events represent the leading cause of death and disability among men and women in the United States. According to the 2011 At-A-Glance Report from the U.S. Center for Disease Control, more than 1 out of every 3 adults in the United States (approximately 83 million) currently live with one or more types of cardiovascular disease; an estimated 935,000 heart attacks and 795,000 strokes occur in the United States each year; and an estimated 71 million adults in the United States have high cholesterol (i.e., high levels of LDL). Having abnormally high levels of lipids or lipoproteins, such as cholesterol and triglycerides, which are fats carried in the blood, is an important risk factor for cardiovascular disease.

The prevalence of hypertriglyceridemia is quickly increasing in the United States and globally, correlating to the increasing incidence of obesity and diabetes. Market participants estimate that one-third of the population in the United States has elevated levels of triglycerides, including over 40 million people diagnosed with hypertriglyceridemia and over 4 million people diagnosed with severe hypertriglyceridemia. According to The American Heart Association Scientific Statement on Triglycerides and Cardiovascular Disease (2011), triglyceride levels provide important information as a marker associated with the risk for heart disease and stroke, especially when an individual also has low HDL and elevated levels of LDL. Lowering triglyceride levels is one of the primary goals to reduce a patient’s risk of atherosclerotic cardiovascular disease. Hypertriglyceridemia is due to both genetic and environmental factors, including obesity, sedentary lifestyle and high-calorie diets. Hypertriglyceridemia is also associated with comorbid conditions such as diabetes, chronic renal failure, pancreatitis and nephrotic syndrome.

The National Cholesterol Education Program, or NCEP, Expert Panel on Detection, Evaluation and Treatment of High Blood Cholesterol recommends that the first priority for the management of hypertriglyceridemia is triglyceride reduction to decrease the risk of pancreatitis. In addition, severe hypertriglyceridemia is also associated with a markedly increased risk for cardiovascular disease and recent studies by market participants have demonstrated that elevated triglyceride levels can be regarded as an independent risk factor for cardiovascular disease-related events such as myocardial infarction, ischemic heart disease and ischemic stroke.

The rise in obesity over the last 20 years has led to a parallel increase in triglyceride levels among the population and awareness of medical and health practitioners about the critical role that high triglyceride levels, particularly together with abnormal levels of LDL, HDL and non HDL (which is collectively referred to as dyslipidemia), have as a predictor of cardiovascular events. Accordingly, the introduction of new prescription drugs and drug therapies to lower the risk of cardiovascular events by addressing dyslipidemia has become a priority. The initial treatment recommendation for patients with dyslipidemia is typically a lifestyle change (diet and increased exercise). Dyslipidemia is also treated with statins, which account for a large portion of prescriptions for dyslipidemia. However, statins alone are primarily used for reducing LDL only and appear to have only modest effects on triglyceride levels. Recognizing that statins alone are not effective triglyceride lowering drugs, the NCEP panel recommends the use of more focused therapies to lower triglyceride levels in patients with severe hypertriglyceridemia. The first-line drug therapy in patients with severe hypertriglyceridemia is often a prescription omega-3 fatty acid or fibrates, but clinical tests have shown that fibrates may also induce side effects.

According to an investigation published by the American Medical Association in 2009, fewer than 4% of adults in the United States with hypertriglyceridemia receive prescription medication to lower trigylceride levels, representing a significant unmet medical need. Many available treatment options have limitations in the treatment of hypertriglyceridemia which Acasti believes CaPre® can address. The use of fibrates, for example, has been shown to raise the risk of abnormal increases in liver enzymes and creatinine (a marker of kidney function) and, when combined with a statin, rhabdomyolysis (muscle breakdown). Acasti does not believe that CaPre® produces such side effects. Furthermore, Acasti believes that CaPre® in combination with statins could become a standard of care in patients with mixed dyslipidemia because of its once per day dosing convenience.

There are several marketed prescription omega-3 fatty acids currently approved for treatment of dyslipidemia in the United States and elsewhere. According to the Frost Sullivan 2012 Global Overview of the EPA and DHA Omega-3 Ingredients Markets, the global market revenue for marine and algae EPA/DHA omega-3 ingredients market in 2011 was approximately $1.8 billion. Lovaza and Omacor, which are sold in the United States and Europe, respectively, are omega-3 ethyl-esters derived from fish oil comprised of EPA and DHA and are indicated for the treatment of severe hypertriglyceridemia in twice-daily doses of two 1-gram capsules or once-a-day dose of four 1-gram capsules. In addition, Vascepa and Epadel are two approved omega-3 ethyl-esters derived from fish oil comprised of EPA that are sold in the United States and Japan, respectively. Market participants have estimated that the total prescription omega-3 market generated over $2 billion in sales worldwide in 2012. Acasti believes that there will be increased growth in the prescription omega-3 market based on the expected introduction, and resulting increased promotion and awareness, of new prescription omega-3 products, as well as the emergence of new clinical data regarding the efficacy of omega-3s in the treatment and prevention of cardiometabolic disorders.

 Studies & Trials for Pharmaceutical Product Candidates

 General

Neptune is continuously investing in medical research and development aimed at demonstrating the benefits of its products on human health. From time to time, Neptune enters into clinical research programs with strategic partners for the completion of clinical trial.

 Acasti’s Product Candidate: CaPre®

Acasti has initiated the Phase II TRIFECTA and COLT clinical trials under Canada’s Natural Health Product Directorate, or NHPD, guidelines. The open-label COLT trial was completed during the second quarter of the 2014 fiscal year and the double-blind TRIFECTA trial was completed in the second quarter of fiscal 2015. Based on the positive results of the COLT trial, Acasti filed an IND submission with the FDA to conduct a pharmacokinetic study in the U.S. Acasti subsequently received approval to conduct the PK trial which was completed in the second quarter of fiscal 2015.

COLT Trial

The COLT trial, a randomized, open-label, dose-ranging, multi-center trial, was designed to assess the safety and efficacy of CaPre® in the treatment of patients with triglycerides levels between 2.28 and 10.0 mmol/L (200-877 mg/dL) (clinical trial.gov identifier NCT01516151). The primary objectives of the COLT trial were to evaluate the safety and efficacy of 0.5, 1.0, 2.0 and 4.0g of CaPre® per day in reducing fasting plasma triglycerides over 4 and 8 weeks as compared to the standard of care alone.

The secondary objectives of the COLT trial were to evaluate the effect of CaPre® on fasting plasma triglycerides in patients with triglycerides between 2.28 and 5.69 mmol/L (200-499 mg/dL) (mild to moderate hypertriglyceridemia); to evaluate the dose dependent effect on fasting plasma triglycerides in patients with triglycerides > 5.7 and <10 mmol/L (500-877 mg/dL); and to evaluate the effect of CaPre® on fasting plasma levels of LDL-C (direct measurement), HDL-C, non-HDL-C, hs-CRP and omega-3 index. Non-HDL-C is the total cholesterol minus the HDL-C.

The final results of the COLT trial indicated that CaPre® was safe and effective in reducing triglycerides in patients with mild to severe hypertriglyceridemia with significant mean (average) triglyceride reductions above 20% after 8 weeks of treatment with both daily doses of 4.0g and 2.0g. Demographics and baseline characteristics of the patient population were balanced in terms of age, race and gender. A total of 288 patients were enrolled and randomized and 270 patients completed the study, which exceeded the targeted number of evaluable patients. From this patient population, approximately 90% had mild to moderate hypertriglyceridemia.

CaPre® was safe and well tolerated. The proportion of patients treated with CaPre® that experienced one or more adverse events in the COLT trial was similar to that of the standard of care group (30.0% versus 34.5%, respectively). A substantial majority of adverse events were mild (82.3%) and no severe treatment-related adverse effects have been reported. Only one patient was discontinued from the study due to an adverse event of moderate intensity. It was noted that the rate of gastrointestinal side effects were higher in the CaPre® groups compared to standard of care alone and appeared to increase in a dose-related manner. However, none of the subjects participating in the study suffered from a serious adverse event. The report concludes that even at higher doses, CaPre® is safe and well tolerated with only transient and predominantly mild adverse events occurring at low rates.

The COLT trial met its primary objective showing CaPre® to be safe and effective in reducing triglycerides in patients with mild to severe hypertriglyceridemia. After only a 4-week treatment, CaPre® achieved a statistically significant triglyceride reduction as compared to standard of care alone. Standard of care could be any treatment physicians considered appropriate in a real-life clinical setting and included lifestyle modifications as well as lipid modifying agents, such as statins, ezetimibe and fibrates. Patients treated with 4.0g of CaPre® a day over 4 weeks reached a mean triglyceride decrease of 15.4% from baseline and a mean improvement of 18.0% over the standard of care. Results also showed increased benefits after 8 weeks of treatment, with patients on a daily dose of 4.0g of CaPre® registering a mean triglyceride decrease of 21.6% from baseline and a mean improvement of 14.4% over the standard of care. It is noteworthy that a mean triglyceride reduction of 7.1% was observed for the standard of care group at week 8, which may be explained by lipid lowering medication adjustments during the study, which was allowed to be administered in the standard of care group alone.

Moreover, after 8 weeks of treatment, patients treated with 1.0g for the first 4 weeks of treatment and 2.0g for the following 4 weeks, showed a statistically significant triglycerides mean improvement of 16.2% over the standard of care, corresponding to a 23.3% reduction for the 1.0-2.0g as compared to a 7.1% reduction for the standard of care. After a 8 week treatment, patients treated with 2.0g of CaPre® for the entire 8 weeks showed statistically significant triglycerides mean improvements of 14.8% over the standard of care, corresponding to a 22.0% reduction for the 2.0g as compared to a 7.1% reduction for the standard of care. Also, after 8 weeks of treatment, patients treated with 4.0g for the entire 8 weeks, showed statistically significant triglycerides, non-HDL-C and HbA1C mean improvements of, respectively, 14.4% and 9.8% and 15.0% as compared to standard of care. The 4.0g group mean improvements in (i) triglycerides of 14.4% corresponds to a reduction of 21.6% as compared to a reduction of a 7.1% for the standard of care group, (ii) non-HDL-C of 9.8% corresponds to a reduction of 12.0% as compared to a reduction of 2.3% for the standard of care group, and (iii) HbA1C of 15.0% corresponds to a reduction of 3.5% as compared to an increase of 11.5% for the standard of care group. In addition, all combined doses of CaPre® showed a statistically significant treatment effect on HDL-C levels, with an increase of 7.4% as compared to standard of care. Trends (p-value < 0.1) were also noted on patients treated with 4.0g of CaPre® for the entire 8-week treatment period with mean reduction of total cholesterol of 7.0% and increase of HDL-C levels of 7.7% as compared to the standard of care. Furthermore, after doubling the daily dosage of CaPre® after an initial period of 4 weeks, the results indicate a dose response relationship corresponding to a maintained and improved efficacy of CaPre® after an 8-week period. The efficacy of CaPre® at all doses in reducing triglyceride levels and increased effect with dose escalation suggests that CaPre® may be titrable, allowing physicians to adjust dosage in order to better manage patients’ medical needs. In addition, the results of the COLT trial indicate that CaPre® has no significant deleterious effect on LDL-C (bad cholesterol) levels.

Acasti presented the results of the COLT trial at two scientific forums, the National Lipid Association Scientific Session in Orlando in May 2014, and the 82nd Congress of European Atherosclerosis Society in Madrid in June 2014. Acasti also presented at the World Congress of Heart Disease in Boston in July 2014.

TRIFECTA Trial

The TRIFECTA trial (clinical trial gov identifier NCT01455844), a 12-week, randomized, placebo-controlled, double-blind, dose-ranging trial, is designed to assess the safety and efficacy of CaPre®, at a dose of 1.0 or 2.0g, on fasting plasma triglycerides as compared to a placebo in patients with mild to severe hypertriglyceridemia. A total of 387 patients were randomized and 365 patients completed the 12-week study, in line with the targeted number of evaluable patients. From this patient population, approximately 90% had mild to moderate hypertriglyceridemia with baseline triglycerides between 200 and 499 mg/dL (2.28 to 5.69 mmol/L). The remainder had very high baseline triglycerides between 500 and 877 mg/dL (> 5.7 and < 10 mmol/L). Approximately 30% of patients were on lipid lowering medications, such as statins, and approximately 10% were diabetic.

Similar to the COLT trial, the primary objective of the TRIFECTA trial is to evaluate the effect of CaPre® on fasting plasma triglycerides in patients with triglycerides between 2.28 and 10.0 mmol/L (200-877 mg/dL) and to assess the tolerability and safety of CaPre®. The secondary objectives of the TRIFECTA trial are to evaluate the effect of CaPre® on fasting plasma triglycerides in patients with triglycerides between 2.28 and 5.69 mmol/L (200-499 mg/dL); to evaluate the dose dependent effect on fasting plasma triglycerides in patients with triglycerides > 5.7 and <10 mmol/L (500-877 mg/dL); to evaluate the effect of CaPre® in patients with mild to moderate hypertriglyceridemia and severe hypertriglyceridemia on fasting plasma levels of LDL-C (direct measurement), and on fasting plasma levels of HDL-C, non-HDL-C, hs-CRP and omega-3 index.

On September 29, 2014, Acasti announced successful top-line results for its Phase II double blind, placebo controlled trial (TRIFECTA) assessing the safety and efficacy of CaPre® for the treatment of patients with hypertriglyceridemia. CaPre®, Acasti’s investigational new drug candidate, is composed of a patent-protected highly concentrated novel omega-3 phospholipid for the prevention and treatment of certain cardiometabolic disorders.

CaPre® successfully met the trial’s primary endpoint achieving a statistically significant (p < 0.001) mean placebo-adjusted decrease in triglycerides from baseline to week-12, with reductions of 36.4% for 1 gram and 38.6% for 2 grams.

Along with material triglyceride reductions, all key secondary endpoints were met. This is a notable achievement as the trial was not designed to show a statistical significance on any other lipid than triglycerides. Nevertheless, there was a statistically significant decrease in non-HDL-C versus placebo (p=0.038), with the 2 gram per day CaPre® group decreasing by 5.3% from baseline versus placebo over the 12-week period. Non-HDL is considered the most accurate risk marker for cardiovascular disease.

CaPre® was also shown to have a slight increase in HDL-C (good cholesterol) at both the 1 gram and 2 gram levels and decrease in LDL-C (bad cholesterol) at 2 grams. As well, there was a clinically meaningful mean placebo-adjusted reduction in VLDL-C of 10.9% and 13.5% at 1 gram and 2 gram daily doses of CaPre®, respectively. VLDL-C is considered a highly significant predictor of coronary artery disease.

Finally, a statistically significant dose response increase in the Omega-3 Index for patients on 1 gram and 2 grams of CaPre® versus placebo was noted. The Omega-3 Index reflects the percentage of EPA and DHA in red blood cell fatty acids. The risk of cardiovascular disease is considered to be lower as the Omega-3 Index increases.

CaPre® was found to be safe and well tolerated at all doses tested, with no serious adverse events that were considered treatment related. Out of 387 randomized patients, a total of 7 (1.8%) were discontinued as a result of adverse events, three were on placebo, two were on 1 gram of CaPre® and two were on 2 grams of CaPre®. The predominant incidence was gastrointestinal related, with no difference between CaPre® and placebo. The safety profiles of patients on CaPre® and placebo were similar.

On March 2, 2015, the Corporation announced that it had received the full data for its Phase II double blind, placebo controlled (TRIFECTA) trial which confirms and supports the positive Phase II TRIFECTA results announced in September 2014, on the safety and efficacy of CaPre® in the treatment of patients with hypertriglyceridemia. The TRIFECTA trial’s primary endpoint was met, with patients on 1 gram or 2 grams of CaPre® achieving a statistically significant mean placebo-adjusted decrease in triglycerides from baseline. In addition, benefits in other key cholesterol markers were announced, including slight increases in HDL-C (good cholesterol), no deleterious effect on LDL-C (bad cholesterol) and no safety concerns.

PK Trial

On November 11, 2013, the Corporation announced that it submitted an investigational new drug application to the FDA to initiate a PK trial of CaPre® in the United States. The PK trial was an open-label, randomized, multiple-dose, single-center, parallel-design study to evaluate blood profiles and bioavailability of omega-3 phospholipids on healthy volunteers taking single and multiple daily oral doses of 1.0g, 2.0g and 4.0g of CaPre®.

On January 9, 2014, the Corporation announced that the FDA granted Acasti approval to conduct its PK trial, having found no objections with the proposed PK trial design, protocol or safety profile of CaPre®. Acasti also announced that Quintiles, the world’s largest provider of biopharmaceutical development and commercial outsourcing services, has been hired to conduct the PK trial. On July 9, 2014, Acasti announced the completion of the PK trial.

On September 30, 2014, Acasti announced top-line results for its PK trial. The PK trial was an open-label, randomized, multiple-dose, single-center, parallel-design study in healthy volunteers. Forty-two male and female individuals, at least 18 years of age, were enrolled into three groups of 14 subjects who took 1, 2 or 4 grams of CaPre®, administered once a day 30 minutes after breakfast. The objectives of the study were to determine the pharmacokinetic profile and safety on Day 1 following a single oral dose and Day 14 following multiple oral doses of CaPre® on individuals pursuing a low-fat diet (therapeutic lifestyle changes diet). The effect of a high-fat meal on the bioavailability of CaPre® was also evaluated at Day 15. Blood samples were collected for assessment of EPA and DHA total lipids in plasma to derive the pharmacokinetic parameters.

CaPre® pharmacokinetics results appeared to be approximately dose proportional over the 1 to 4 gram a day dose range. Following a single daily dose, CaPre® reached steady state (EPA and DHA levels plateaued) within seven days of dosing. The bioavailability of CaPre® did not appear to be meaningfully affected by the fat content of the meal consumed prior to dose administration.

CaPre® was found to be safe and well tolerated at all doses tested, with all subjects completing the study. Three adverse events were reported and considered relating to CaPre®, all of which were mild. Full data and final clinical study report (CSR) is expected to come out by the end of fiscal 2015.

Next Steps

Acasti is now corresponding with the FDA to determine next steps in the clinical development of CaPre®, and obtain the required authorizations to proceed with such steps, including initiating a phase III clinical trial. Such correspondence is meant to allow the FDA to provide feedback on Acasti’s submissions and to answer specific questions on such submissions.  Prior to a final response from the FDA, any exchange with them can take the form of written correspondence, discussions and potentially face-to-face meetings.

Acasti intends to conduct a phase III clinical trial in the United States, with potentially a few Canadian clinical trial sites, in a patient population with very high triglycerides (>500 mg/dL). This study would constitute the primary basis of an efficacy claim for CaPre® in an NDA submission for severe hypertriglyceridemia. Acasti is also evaluating the possibility of submitting a Special Protocol Assessment (“SPA”) to the FDA in order to form the basis for the design of its intended Phase III clinical trial. An SPA is a declaration from the FDA that the Phase III protocol trial design, clinical endpoints, and statistical analyses are acceptable to support regulatory approval. A request would be submitted for the protocol at least 90 days prior to the anticipated start of the Phase III clinical trial. See “Business of the Corporation - Regulatory Environment”.

In addition to conducting a Phase III clinical trial, Acasti expects that additional time and capital will be required to complete the filing of a NDA to obtain FDA approval for CaPre® in the United States before reaching commercialization, which may initially be only for the treatment of severe hypertriglyceridemia. The FDA may require Acasti to conduct additional clinical studies to obtain FDA approval in severe hypertriglyceridemia and for the treatment of mild to moderate hypertriglyceridemia which may include a cardiovascular outcomes study. See “Business of the Corporation - Regulatory Environment”.

Supply of Krill

Neptune sources the krill used in the manufacturing of its products generally from three suppliers. Neptune considers its relationship with its suppliers to be good and believes it is not dependent upon any of these suppliers since alternative sources of krill supply are readily available.

There are two primary ocean regions where krill is harvested: the Southern Ocean (Antarctic krill) and the North Pacific Ocean (Pacific krill, almost exclusivelyoff the coasts of Japan and very few from British Columbia, Canada). The total quantity of these two krill species in these two oceans is estimated to be at least 500,000,000 metric tons. The UN Food & Agricultral Organization reports  that  up to 345,000 metric tons of both krill species  and possibly more can be harvested annually from these two oceans. From 2002 to 2013, between 118,000 to 285,000 metric tons originated from the Southern Ocean (Antarctic krill Euphausia superba) and, on average a stable 60,000 metric tons originated from the Northern Pacific Ocean (Pacific krill Euphausia pacifica) each year. The most recent annual Antarctic krill catches represent an estimated 0.07% of the existing resource (estimated average of 400,000,000 mt). Based on the Commission for the Conservation of Antarctic Marine Living Resources (CCAMLR) revised new annual quotas from 2008 to 2011 annual quotas for Antarctic krill have increased by 33%, and have remained unchanged since. As a result, the Corporation believes that krill is an abundant and accessible resource with potential for long-term sustainable exploitation with adequate traceability measures. The average market price for whole frozen krill is around US$900 per metric ton.

Krill harvested (4500 mt) for the krill oil products currently manufactured by Neptune represents approximately 0.001 % of the total estimated Antarctic krill biomass and less than 0.05% of the precautionary catch limit. Neptune commits 100% of its krill capture for human health benefits. Worldwide, approximately 88% of total catches are used by fisheries for low valued products such as fishing baits (45%) and krill meal for aquaculture (43%). Approximately 12% of the total krill catch is used for direct human consumption as food (whole or processed).

In May 2012, following an audit by an auditor recognized by FOS, Neptune became entitled to use the “Friend of the Sea” environmental certification. Neptune can use the “Friend of the Sea” logo on the krill oil products that it manufactures. FOS is an internationally recognized organization which verifies the sustainable origin of marine products. The logo provides an effective way to communicate environmental performance customers and Neptune successfully obtained FOS certification by complying with strict krill sustainability criteria. The “Friend of the Sea” certification can be granted when, among other things, the audit confirms that stocks are not overfished, endangered species are not caught, fishing does not impact the seabed, and the company gradually reduces its carbon footprint. The “Friend of the Sea” certification can also be extended to distributors that can prove that Neptune is their sole krill oil provider. Once audited, they can include the “Friend of the Sea” logo on their packaging and marketing material.

Manufacturing and Facilities

Neptune produces its products at its state of the art production facility located on Pépin Street in Sherbrooke, Québec, Canada. The production facility features robust safety measures to ensure the well-being of employees and state-of-the-art equipment, which allows for enhanced manufacturing practices. Neptune’s Sherbrooke plant has a proven ability to produce at the annulaized preliminary targeted capacity of 150 metric tons and meet all product label specifications. However, challenges relating to product handling characteristic were encountered and the manufacturing process was adjusted, which is temporarily resulting in a significant reduction in plant output. As part of its on-going review, the Company is identifying additional opportunities for future process improvements, that would result in cost reductions and minimal capital investments to increase annualized capacity above the 150 metric ton targeted level

In addition to the plant, Neptune also uses  thrid party manufacturers to diversify its offer and increase its capacity.

Neptune operates a state-of-the-art laboratory in Sherbrooke, Québec, Canada, which allows for research, new product development and quality analysis to be done in-house.

Neptune also leases office space in facilities located at 545, Promenade du Centropolis, in Laval, Quebec since October 1, 2012.

Sales/Distribution

Neptune sells its krill oil products in bulk oil or in softgels to multiple distributors, who commercialize these products under their private label in different market segments, including health food stores, mass (food and drug), direct sales (multi-level marketing, internet, catalogue, radio) and via healthcare professional recommendation. The encapsulation process is subcontracted to third parties in Canada, the United States, Asia and Europe. While the Corporation may have purchase orders in place with approximately 30 different distributors at any one time, the majority of the Corporation’s sales are concentrated with a relatively small group of distributors. As at February 28, 2015, five customers represented 76% (2014 – 68%) of total trade accounts receivable of the Corporation. Agreements with these distribution partners may be terminated or altered by them unilaterally in certain circumstances. See “Risk Factors - Risks Related to the Corporation’s Business - The Corporation derives its revenue from a limited number of distributors and has a significant concentration of its accounts receivable.” In addition, the agreements between Neptune and its distributors contain certain customary indemnification provisions with respect to liability incurred from claims resulting from items that are the responsibility of the distributor, such as encapsulation or packaging.

ONEMIA® is being distributed in the United States by Acasti to physicians, who then can either provide it to their patients directly or via a website by using a dedicated medical food access code. Acasti also makes ONEMIA® available via distributors and behind-the-counter in pharmacies. In 2012, Acasti made its first sales of ONEMIA® to a medical food distributor in the United States, which has begun distribution through its network of dispensing physicians under its own brand name. Acasti intends to make ONEMIA® available via additional distributors and behind-the-counter in more pharmacies in the United States and to secure distribution partners to commercialize ONEMIA® outside of the United States. Revenues of Acasti for the fiscal years ended February 28, 2015, February 28, 2014 and February 29, 2013 were all derived from the sale of ONEMIA® and amounted to approximately $271,000, $501,000 and $724,000, respectively. During its fiscal year ended February 28, 2015, more than 83% of sales of ONEMIA® were made through Acasti’s distribution partner in the United States and the remaining 17% came from direct sales by Acasti. See “Risk Factors - Risks Related to the Corporation’s Business - The Corporation may not be able to further penetrate core or new markets.”

During the 2015 fiscal year, approximately 45% (2014 – 56%) of the Corporation’s consolidated revenues were made to customers in the United States, 22% to customers in Europe, 21% to customers in Australia, 9% to customers in Canada and 3% to customers in other countries. Neptune’s consolidated revenues for the fiscal year ended February 28, 2015 amounted to $15,069,912, a decrease from $19,495,973 for the fiscal year ended February 28, 2014. Neptune’s sales are not cyclical or seasonal.

Intellectual Property

It is an important part of our business to obtain intellectual property protection for our technology brands, products, applications and processes and/or to maintain trade secrets. Our success depends, in part, on our ability to obtain, license and enforce patents, protect our proprietary information and maintain trade secret protection without infringing the proprietary rights of third parties. Our strategic approach is to file and/or license patent applications whenever possible to obtain patent protection. We also rely on trade secrets, proprietary unpatented information and trademarks to protect our technology and enhance our competitive position. We have confidence in our patents and will continue to take all appropriate actions needed to protect our intellectual property rights in the United States and elsewhere in the world as required.

The Corporation has a firm policy to protect its intellectual property rights, including its patents, trademarks and trade secrets, through legal action. Certain of Neptune’s competitors have been marketing, advertising and selling finished krill-based products which we believe infringe on patents owned by Neptune or for which Neptune has exclusive rights. Neptune is taking legal action against those companies in order to protect its intellectual property and its business.

Brand Names and Trademarks

Neptune has filed and registered the trademarks OPA-3® and NKO® in over thirty countries and has filed numerous trademark applications in various jurisdictions. Neptune Krill Oil™, EKO™, NKO BEAT™, NKO FLEX™, NKO FOCUS™, OCEAN 03™ and NKA™ are other trademarks of Neptune.

NKO® distributors use private labels with the NKO® logo displayed on them and with names and trademarks pre-approved by Neptune.

Acasti has applied for and obtained the registration in many countries for the trademark protection of CaPre®, and has registered the trademark ONEMIA® in the United States. Acasti also is the owner of the trademark BREAKING DOWN THE WALLS OF CHOLESTEROL™ in Canada and the United States. The trademark CaPre® is now registered in Canada, the United States, Japan, the European Union, Australia and China.

 Patents

Neptune owns the following portfolio of patents, which are grouped in three main patent families and filed in various jurisdictions worldwide, including the United States, China, Canada, Japan, Australia and Europe:

Patent Family Description	Description	WO (PCT) Application Number & U.S. Patent Number(s)	Expiration Date of the Patent Family	Number of Patents Worldwide

Novel Phospholipid	Composition of Matter	WO2003/011873 US8,030,348; US8,278,351; US8,383,675; US8,680,080	WO 2003/011873 Family –2022 US8,030,348 term adjusted to 2024	6

Cardiovascular Neurological Health	Method of Treatment and USE	WO2002/102394 US8,057,825 EPI,406,641	WO 2002/102394 Family - 2022 US8,057,825 term adjusted to 2025	25

Extraction Process	Process	WO2000/023546 US6,800,299	2019	27

On July 16, 2013, Neptune announced that the Canadian Intellectual Property Office granted Neptune a composition patent (CA2,493,888) covering omega-3 phospholipids comprising PUFAs, the main bioactive ingredients in all recognized krill oils. The patent, which was granted for the Canadian market and is valid until 2022, covers novel omega-3 phospholipid compositions, synthetic and/or natural, regardless of the extraction process, suitable for human consumption. The patent protects Neptune’s krill oils, namely NKO®, and also covers amongst others, oils and powders extracted from krill and any marine or aquatic biomasses containing marine phospholipids bonded to EPA and/or DHA, distributed and/or sold in the Canadian market.Canadian patent 2,493,888 is part of a patent family that has faced third party challenges in other jurisdictions.

US patent 8,278,351 was challenged pursuant to re-examination proceedings before the USPTO. On March 23, 2015, Neptune announced that the Patent Trial and Appeal Board (PTAB) of the USPTO issued a favourable decision, confirming the validity of certain claims in Neptune’s ‘351 patent and triggering royalty payments to Neptune. See “Business of the Corporation - Intellectual Property - Settlement and Licensing Arrangements.”

Furthermore, all claims in U.S. patent 8,057,825 for “Krill Extracts for the Treatment of Cardiovascular Diseases” were deemed to be invalid pursuant to a re-examination process before the USPTO. Neptune is currently appealing this decision to USPTO’s Patent Trial and Appeal Board. Corresponding European Patent No. EP1997498 is also currently being opposed. Both matters are still pending before the patent offices and no final decisions have been issued.

On April 18, 2014, the USPTO issued a final decision in the re-examination of Neptune’s 8,030,348 patent rejecting all of Neptune’s claims. Despite the USPTO’s decision, the ‘348 Patent is still valid as Neptune has the right to appeal, which appeal was filed by Neptune on May 19, 2014. The matter is still pending before the USTPO.

On June 23, 2014, Neptune announced that the Australian Patent Office had granted Neptune a patent covering omega-3 phospholipids comprising polyunsaturated fatty acids, one of the main bioactive ingredients in all recognized krill oils. The patent was granted for the Australian market and is valid until 2022. The patent (No. AU2002322233) covers, regardless of the extraction process, novel omega-3 fatty acid phospholipid compositions suitable for human consumption, synthetic and/or natural, including compositions extracted from marine and aquatic biomasses. It protects Neptune’s krill oils, namely NKO®, and also covers amongst others, oils and powders extracted from krill, containing marine phospholipids bonded to EPA and/or DHA, distributed and/or sold in the Australian market.

Neptune was granted another patent in China entitled Krill and/or Marine Extracts for Prevention and/or Treatment of Cardiovascular Disease, Arthritis, Skin Cancer, Diabetes, Premenstrual Syndrome and Transdermal transport (the Applications Family), number ZL 2011 1 0219831.4. The notice of grant was published in the official Patent Gazette (China) on December 17, 2014. The patent is in force and is valid until June 7, 2022.

In Canada, the United States and Europe, a patent is generally valid for 20 years from the date of first filing. Patent terms can vary slightly for other jurisdictions, with 20 years from filing being the norm. In certain jurisdictions exclusivity can be formally extended beyond the normal patent term to compensate for regulatory delays during the pre-market approval process. Certain of Neptune’s issued patents face challenges by third parties, such as reexamination in the United States and opposition proceedings before the European Patent Office’s (the “EPO”) and Australian Patent Office (the “APO”).

Settlement and Licensing Arrangements

Per an agreement signed in 2001, Neptune has to pay an annual commission to a corporation controlled by Mr. Henri Harland, its former President and Chief Executive Officer, for services rendered as well as for the transfer in February 2001 to the Corporation of the license rights with the University of Sherbrooke.

On October 20, 2014, Neptune announced the signing of an exclusive world-wide, royalty-bearing, non-transferable, license agreement with BlueOcean Nutrascience Inc. (“Blue Ocean”), a Canadian company, under Neptune’s composition and extraction patents covering the production and sale of marine derived oil products containing phospholipids. The License allows BlueOcean and its shrimp joint venture affiliate to produce and sell shrimp oil products extracted from three species of North Atlantic cold water shrimp (Pandalus borealis, Pandalus montagui, and Pandalus jordani) in the nutraceutical, dietary ingredients, natural health products, functional food and food supplements markets. The medical food, drugs and drug product markets are not included. The commercial terms of the License include BlueOcean paying Neptune a minimum yearly cash royalty, and a royalty per unit of product sold.

On October 2, 2013, the Corporation announced the conclusion of a settlement with Rimfrost, resolving the ITC investigation related to infringement of Neptune’s composition of matter patents. As part of the settlement, Neptune granted a world-wide, non-exclusive, royalty-bearing licence to these settling respondents, allowing them to market and sell nutraceutical products containing components extracted from krill. The respondents in question also agreed to pay Neptune an additional royalty amount for the manufacture and sale of krill products prior to the effective license commencement date. Neptune also agreed to dismiss a related patent infringement case against Rimfrost filed in March of 2013.

On December 17, 2013 and April 27, 2014, the Corporation announced that it had successfully concluded a settlement and license agreement with Aker and Enzymotec, respectively. Neptune granted a world-wide, non-exclusive, royalty-bearing license to both parties to market and sell nutraceutical products in the licensed countries. Per the settlement, Aker agreed to pay Neptune an additional non-refundable payment for the manufacture and sale of krill products prior to the effective USPTO decision date. Further, Enzymotec agreed to pay Neptune a non-refundable one-time upfront settlement payment. Pursuant to the terms of these settlements, royalty levels in the US depended on the outcome of an inter partes review at the PTAB of certain claims from Neptune’s ‘351 patent. In light of the PTAB’s decision, Aker and Enzymotec will be obligated to make royalty payments to Neptune based on their sales of licensed krill oil products in the US. On December 17, 2013 and April 27, 2014, the Corporation announced that it had successfully concluded a settlement and license agreement with Aker and Enzymotec, respectively. Neptune granted a world-wide, non-exclusive, royalty-bearing license to both parties to market and sell nutraceutical products in the licensed countries. Per the settlement, Aker agreed to pay Neptune an additional non-refundable payment for the manufacture and sale of krill products prior to the effective USPTO decision date. Further, Enzymotec agreed to pay Neptune a non-refundable one-time upfront settlement payment. Pursuant to the terms of these settlements, royalty levels in the US were depended on the outcome of an inter partes review at the PTAB of certain claims from Neptune’s ‘351 patent. In light of the PTAB’s decision, Aker and Enzymotec will be obligated to make royalty payments to Neptune based on their sales of licensed krill oil products in the US.

On May 15, 2015, Neptune filed a Complaint in the United States District Court for the Southern District of New York against Aker Biomarine AS, Aker Biomarine Antarctic USA, Inc. and Aker Biomarine Antarctic AS. Neptune is requesting a judgement against the Defendants declaring, amongst other things, that they must pay ongoing royalties on sales of Krill Oil Based Products made on or after March 23, 2015.

Under the terms of the settlement agreement with Enzymotec, royalty obligations in Australia were similarly dependent on the outcome of a potential request with the Australian Patent Office for a review of certain claims of Neptune’s Australian composition of matter patent (AU 2002322233). Enzymotec decided to pursue a patent re-examination. On May 25, the Australian Patent Office confirmed that all claims in Neptune Australian patent is patentable.

Terms of the License Granted to Acasti

In August 2008, Neptune granted to Acasti a license to rights on its intellectual property portfolio related to cardiovascular pharmaceutical applications. This license allows Acasti to exploit the subject intellectual property rights in order to develop novel active pharmaceutical ingredients (“APIs”) into commercial products for the medical food and the prescription drug markets. Acasti is responsible for carrying out the research and development of the APIs, as well as required regulatory submissions and approvals and intellectual property filings relating to the cardiovascular applications. The following table summarizes the patent applications related to Acasti’s license from Neptune.

Patent description	US Patent #	Expiration Date of the Patent	Holder
Composition of Matter (natural phospholipids of marine origin containing flavonoids and polyunsaturated phospholipids and their uses)	US8,030,348 (1)	2022	Neptune

Method of Use for Dyslipidemia (krill and/or marine extracts for prevention and/or treatment of cardiovascular diseases, arthritis, skin cancer, premenstrual syndrome, diabetes and transdermal transport)	US8,057,825	2022	Neptune

Method of Extraction (Method of extracting lipids from marine and aquatic animal tissues)	US6,800,299	2019	Neptune
_______________________
Note:
(1) Three continuations also stem from U.S. Pat. 8,030,348 (U.S. Pat. 8,278,351; 8,680,080; and 8,383,675).

The license agreement provides that the products developed by Acasti must comply with the ranges specified in the license agreement pertaining to the concentration of phospholipids.

As a result of the royalty prepayment transaction entered into between Neptune and Acasti on December 4, 2012, Acasti is no longer required to pay any royalties to Neptune under the license agreement during its term for the use of the intellectual property under license.

Pursuant to the terms and conditions of the license agreement, Acasti is required, at Neptune’s option, to have its products, if any, manufactured by Neptune at prices determined according to different cost-plus rates for each of the product categories under the license. A copy of the license agreement is available on SEDAR at www.sedar.com.

Acasti has also initiated its patent portfolio with the first application as a U.S. provisional of a composition and use patent. The invention is entitled “Concentrated Therapeutic Phospholipid Compositions (US20110160161)” and relates to concentrated therapeutic phospholipids compositions; methods for treating or preventing diseases associated with cardiovascular disease, metabolic syndrome, inflammation and diseases associated therewith, neurodevelopmental diseases, and neurodegenerative diseases, comprising administering an effective amount of a concentrated therapeutic phospholipids composition. Acasti’s patent application has been filed in more than 40 jurisdictions worldwide. On August 23, 2013, Acasti was granted its first patent in South Africa in the Concentrated Therapeutic Phospholipid Compositions family. The patent is in force and valid until October 29, 2029.

Terms of the License Granted to NeuroBio

In 2008, Neptune granted to NeuroBio a license to rights on its intellectual property portfolio related solely for  the development, distribution and sale of products for use in the human neurological field (all conditions, abnormalities and/or diseases related to cognitive function and/or affective and/or neurological systems). NeuroBio is obligated under the license to pay Neptune certain royalties including minimum royalties. A copy of the NeuroBio license agreement is available on SEDAR at www.sedar.com.

Litigation/Economic Dependence

Litigation

Henri Harland

On May 29, 2014, Henri Harland, the former President and Chief Executive Officer of the Corporation filed a lawsuit against the Corporation, Acasti and NeuroBio in connection with his departure as President and Chief Executive Officer of each of Neptune, Acasti and NeuroBio. Among other things, Mr. Harland alleged that his resignation occurred as a result of a constructive dismissal and is seeking approximately $8.5 million in damages, interest and costs. In addition, Mr. Harland is seeking from Neptune, Acasti and NeuroBio, as applicable, the issuance of 500,000 shares of each of Neptune, Acasti and NeuroBio as well as two blocks of 1,000,000 call options each on the shares held by Neptune in Acasti and NeuroBio. As a result of the lawsuit, Mr. Harland was requested to resign as Director of the Corporation. On December 11, 2014, Neptune, Acasti and NeuroBio filed their defense and counterclaim on the basis that Mr. Harland’s contract is null and void. Should the Court determine that the contract is nonetheless valid, the Defendants believe that there was enough evidence discovered after Mr. Harland’s resignation that would have justified a dismissal for cause. On or around May 27, 2015, Neptune and its subsidiaries also filed an additional claim to recover certain amounts from Mr. Harland.

Director of Penal and Criminal Prosecutions (Québec)

On December 15, 2014, Neptune was served with 11 notices of offence issued by the Director of Penal and Criminal Prosecutions (Québec) in connection with violations to the Environment Quality Act (Québec) for fines totaling approximately $360,000. These alleged offenses are not linked to the incident of November 8, 2012 and subject to challenge. On or around January 15, 2015, Neptune pleaded guilty to 10 of the 11 notices, and plead guilty while challenging the amount of the fine for the 1 of the 11 notices. The matter is still pending before the Court and no trial date has been set.

Arbitration

During the year ended February 28, 2015, the Corporation recorded a bad debt expense of $1,838,000 (2014 – $2,193,000) related to one significant customer, for which total trade receivable due at February 28, 2015 of $4,590,000 is now fully provided for (2014 – $4,365,000). In order to recover the money owed to it, Neptune initiated arbitration against this customer in August 2014 in which it claimed the sum of approximately US$3.7 million. In response, the customer asserted in its counterclaim that Neptune owes them at least US$40 million in damages. Neptune intends to pursue its claim and adamantly dispute this customer’s counterclaim which management believes to be frivolous. No hearing dates have been set.

Economic Dependence

Neptune sources the krill used in the manufacturing of its products generally from three suppliers. Neptune considers its relationship with its suppliers to be good and believes it is not dependent upon any of these suppliers since alternative sources of krill supply are readily available. See “Business of the Corporation - Supply of Krill”.

Regulatory Environment

Commercial products developed or under development by Neptune, directly or through its subsidiaries, can be categorized as ingredients to be used in foods, dietary supplements, medical foods, natural health products or as APIs to be used in drug products.

Those ingredients may qualify as “novel foods” or “new dietary ingredients”, depending on final applications and countries where they are or will be marketed. Generally speaking, novel foods are defined as food substances that do not have a prior history of safe use or result from a process previously not used for foods. Similarly, a new dietary ingredient refers to a substance not previously used as a dietary supplement in humans prior to October 15, 1994. In the United States, the FDA (Center for Food Safety and Applied Nutrition) regulates matters associated with the safety of ingredients for use in food and dietary supplements. Any substance intentionally added to food is a food additive, thus requiring approval by the FDA, unless the substance is “Generally Recognized As Safe”, or GRAS, under the conditions of its intended use, or unless the use of the substance is otherwise excluded from the definition of a food additive. GRAS status may be achieved through a voluntary notification procedure. A mandatory notification process for a “new dietary ingredient” is also in place according to the U.S. Food, Drug, and Cosmetic Act which requires that manufacturers and distributors who wish to market dietary supplements that contain new dietary ingredients notify the FDA.

In Canada, novel foods are regulated by the Novel Foods Regulation (under the Food and Drugs Act) which requires that a notification be made to the Health Products and Food Branch prior to the marketing or advertising of a novel food in the Canadian marketplace. Natural health products (equivalent to dietary or food supplements) sold in Canada are subject to the Natural Health Products Regulations, which came into force on January 1, 2004. All natural health products must have a product license before they can be sold in Canada, which requires applicants to gather and provide detailed information about the quality, safety and efficacy of ingredients to be used for assessment and pre-market approval. Manufacturing facilities located in Canada and producing omega-3 supplements are subject to regulation by the Canadian Food Inspection Agency.

In Europe, the legislation governing nutritional supplements is enacted and enforced by each individual country’s governmental authorities. In an effort to harmonize the often differing regulations of its member states, the European Union adopted in 2002 the Food Supplements Directive. This directive seeks to harmonize the rules governing the composition, labelling and marketing of nutritional supplements throughout the European Union. The Food Supplements Directive outlines a specific process and timetable for the member states to bring their domestic legislation in line with the directive’s provisions. The directive, upon recommendation by the European Food Safety Authority, or EFSA, specifies what nutrients and nutrient sources may be used, identifies the levels at which these nutrients may be found in a supplement and the labelling and other information which must be provided on packaging.

APIs developed or under development by Acasti and NeuroBio are regulated through different procedures and requirements. In Canada, biopharmaceutical product candidates are regulated by the Food and Drugs Act and the rules and regulations promulgated thereunder, which are enforced by the Therapeutic Products Directorate of Health Canada. In the United States, drugs and biological product candidates are subject to regulation and premarket approval by the FDA (Center for Drug Evaluation and Research or Center for Biologies Evaluation and Research). It is also possible that such products would be regulated in Canada as natural health products pursuant to the Natural Health Products Regulations.

In Europe, the European Medicines Agency, or EMA, is the regulatory agency which controls all aspects of the development, manufacture and commercialization of drug products for the countries of the European Union. Each country of the European Union also has its own national regulatory agency which works under the umbrella of the EMA.

These laws and regulations in Canada, the United States and Europe require the licensing of manufacturing and contract research facilities, carefully controlled research and testing of product candidates and governmental review and approval of results prior to marketing therapeutic product candidates. Additionally, they require adherence to good laboratory practices for pre-clinical safety testing in animals, good clinical practices during clinical testing and good manufacturing practices during production. The systems of new drug approvals in Canada, the United States and the European Union are generally considered to be among the most rigorous in the world.

In general, the steps required for approval of a new drug in Canada, the United States and Europe are:

1. Research

Prior to preclinical studies, a research phase takes place which involves characterization of the physical chemical properties and biological activity of the product. This is often followed by evaluation of efficacy in animal models.

2. Preclinical Studies

Preclinical studies involve evaluations of animal pharmacology and toxicity, pharmacokinetics and metabolism of a drug in animals to provide evidence of the safety, bioavailability and activity of the drug in animals. The results of these studies as well as the comprehensive descriptions of proposed human clinical studies are then submitted as part of the IND application to the FDA, its Canadian equivalent, a Clinical Trial Application, to Health Canada, or its European equivalent, an Investigational Medicinal Product Dossier, to the EMA.

3. Clinical Trials

Phase I Clinical Trials: Phase I clinical trials are usually first-in-man trials and take from a few months to two years to complete. They are generally conducted on a small number of healthy human subjects to evaluate the drug’s safety, schedule and dose, pharmacokinetics and pharmacodynamics.

Phase II Clinical Trials: Phase II clinical trials usually take approximately one to three years to complete and are carried out on a relatively small to moderate number of patients (compared to Phase III) suffering from the targeted condition or disease to determine the drug’s efficacy, optimal doses, treatment regimens, pharmacokinetics, pharmacodynamics and dose response relationships. This phase also provides additional safety data and serves to identify possible common short-term side effects and risks in a larger group of patients. Phase II clinical trials often include randomization of patients as well as a placebo arm.

Phase III Clinical Trials: Phase III clinical trials usually take approximately two to five years to complete and involve tests on a much larger population of patients (several hundred to several thousand patients) suffering from the targeted condition or disease. These studies usually include randomization of patients, a placebo arm and blinding of both patients and investigators at geographically dispersed test sites (multi-centre trials) to establish clinical safety effectiveness.

New Drug Application: Upon completion of the Phase III clinical studies, the Corporation sponsoring the new drug then assembles all the pre-clinical, clinical and manufacturing data and submits it to the FDA, Health Canada or the EMA as part of a New Drug Application in the United States, a New Drug Submission in Canada or a Market Authorization Application in Europe, respectively. The submission or application is then reviewed by the regulatory body for approval to market the product candidate. This process usually takes six months to two years to complete. However, there is no assurance of approval.

 Obtained regulatory approvals, permits and authorizations:

Neptune has obtained the following regulatory approvals, permits and authorizations:

•	European Food Safety Authority (EFSA) has approved NKO® as food for particular nutritional use (PARNUTS) for commercialization in the European Union.

•	European Food Safety Authority (EFSA) has approved NKO® as a Novel Food for commercialization in the European Union.

•	NKO® was the subject of a Generally Recognized as Safe (GRAS) notification to the FDA as a food ingredient in the United States to which the FDA did not object.

•	NKO® has obtained approval as a Complementary Medicine from the Therapeutic Good Administration (TGA) in Australia.

•	NKO® has a natural product number (NPN) issued by Health Canada.

•	Health claims in Canada - Multiple claims for health benefits of NKO® approved by NHPD (7 claims).

 Competition

The nutraceutical and pharmaceutical industries are highly competitive. There are many pharmaceutical companies, biotechnology companies, public and private universities and research organizations actively engaged in the research and development of products that may be similar to our products. It is probable that the number of companies seeking to develop products and therapies similar to our products will increase. Many of these and other existing or potential competitors have substantially greater financial, technical and human resources than we do and may be better equipped to develop, manufacture and market products.

For instance, Aker BioMarine ASA, a Norway-based corporation that is in the business of harvesting and commercializing marine ingredients, launched a krill oil product under the brand name SuperbaTM in 2009. Enzymotec Ltd., an Israel-based biotechnology corporation, is also a krill oil supplier. These companies and others may develop and introduce products and processes competitive with ours. Olympic, another Norway-based company is also in the business of harvesting and commercializing marine ingredients under Rimfrost brand.

Acasti’s potential competitors in the United States, Europe and Asia include large, well-established pharmaceutical companies as well as specialty pharmaceutical sales and marketing companies and specialized cardiovascular biopharmaceutical companies. These companies include GlaxoSmithKline plc, which currently markets Lovaza®, a prescription only omega-3 fatty acid indicated for patients with very high triglycerides, and Abbott Laboratories, which currently markets Tricor and Trilipix, prescription drugs indicated for the treatment of very high triglycerides and mixed dyslipidemia. In addition, in July 2012, the FDA approved Vascepa™, a prescription drug developed by Amarin Corporation plc, as an adjunct to diet to reduce triglyceride levels in adult patients with severe (triglycerides greater than or equal to 500mg/dL) hypertriglyceridemia (very high triglycerides). The active ingredient in Vascepa™ is an ester form of EPA.

Also, we are aware of other pharmaceutical companies that are developing products that, if approved, would compete with CaPre®. These include a free fatty acid form of omega-3 (comprised of 55% EPA and 20% DHA) being developed by AstraZeneca PLC, which announced on May 6, 2014 that the FDA had approved its product as an adjunct to diet to reduce triglyceride levels in adults with severe hypertriglyceridaemia, and an omega-3 based drug candidate for hypertriglyceridemia being developed by Trygg Pharma, a joint venture 50% owned by the Aker BioMarine Group. We also believe that certain other pharmaceutical companies are developing potential treatments for inflammatory and metabolic diseases based on omega-3 fatty acids. See “Risk Factors - Risks Related to the Corporation’s Business - The Corporation’s industry is subject to rapid technological change and competition.”

Employees

As of February 28, 2015, Neptune, along with Acasti, has 123 employees working at its business offices in Laval and at its production facility in Sherbrooke. We believe that Neptune employees possess specialized skills and knowledge in the following fields, which are valuable assets of the Corporation: (i) marine biomasses, (ii) marine oil extraction processes, (iii) scientific issues, (iv) commercialization and business development, (v) intellectual property protection, (vi) legal matters, (vii) clinical validation of biological therapeutic properties, (viii) quality assurance/quality control, (ix) regulatory compliance related to the Corporation’s operations, and (x) industrialization. Neptune is not a party to any collective bargaining agreement. Neptune considers its relations with its employees to be good and its operations have never been interrupted as the result of a labor dispute.

HISTORY AND GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Fiscal Year Ended February 28, 2013

Prior to the incident that destroyed Neptune’s production plant located in Sherbrooke, Québec on November 8, 2012, the Corporation continued to expand its customer base worldwide and revenue growth was driven by repeat demand from existing customers and incoming demand from new customers from North America, Europe and Australia.

In the first quarter, from March 11 to 14, 2012, Neptune attended the 24th annual Roth OC Growth Stock Conference in California. Neptune also took that opportunity to make a presentation at The Ritz Carlton in Laguna Niguel, California on March 12, 2012 in front of a large number of buy-side investors.

The Corporation presented novel innovative product opportunities customized for dietary supplements, functional and medical foods and introduced a new pipeline of novel formulations containing its proprietary marine omega-3 phospholipids enhanced with validated bioactive ingredients targeted to specific health applications to its clientele in Engredea/Natural Products Expo West in Anaheim on March 9th-11th, 2012 and in Vitafoods Europe in Geneva on May 22nd-24th, 2012.

Also on March 27, 2012, Neptune entered into a multi-year partnership with former NFL (National Football League) Super Bowl Champion and Hall-of Fame quarterback, John Elway. John Elway retired in 1999 and statistically was the second most prolific passer in NFL history. He is currently Executive Vice President of Football Operations for the Denver Broncos in addition to being part owner of four successful Elway’s Restaurants and the same number of automobile dealerships bearing his name. The compensation package is a combination of cash payment as well as stock options over the contractual period.

On May 10, 2012, Mr. Elway along with Neptune’s team, attended the SupplySide MarketPlace Trade show at the Javits Center in New York City. Mr. Elway took this opportunity to meet with investors and partners and also stopped at Neptune’s booth to meet with participants at the show. This was the first of many public appearances of John Elway as Neptune’s ambassador.

On April 11, 2012, Neptune’s Board of Directors, as part of its annual review of direct and indirect remunerations, confirmed the grants of a total of 1,580,000 incentive stock options of Neptune and 730,000 rights on NeuroBio warrants held by Neptune to employees, executive officers and directors. Neptune incentive stock options have an exercise price of $3.15 and a 3 year maturity. Rights on NeuroBio warrants have an aggregate exercise price $0.75 and maturities of April 12, 2016, and were subject to shareholder approval, which was obtained on June 21, 2012. Insiders have been granted a total of 800,000 Neptune incentive stock options, and 435,000 rights on NeuroBio warrants.

On April 26, 2012, the Corporation granted one three-year warrant to purchase 1,000,002 common shares to a consultant under a financial consulting agreement. The warrants will be exercisable at a price of US$5.00 per share until June 15, 2015. The warrant shall be subject to vesting in six equal instalments of 166,667 warrant shares, the first vesting being on the date of issuance and the remaining vesting being respectively on the last day of each quarter. The financial consulting agreement came to term on April 26, 2013.

On May 22, 2012, Neptune filed for Reexamination the Aker Biomarine’s granted Australian patent (AU2008231570). Neptune also communicated its conclusion that Aker’s patent had no impact on its position as the leading krill oil provider to the Australian market. Neptune also reaffirmed that it firmly believes that Aker’s patent is invalid. Specifically, there are clear disclosures in prior printed publications and patents, some of which predate Aker’s application by almost twenty years, which teach exactly what Aker claims to have invented. Furthermore, and tellingly, it is noted that both the United States and European Patent Offices have rejected these claims, or narrower versions thereof, for lack of novelty and obviousness. Accordingly, in light of the prior printed publications and patents put forth in this Reexamination Request, Neptune believes the APO will reconsider its grant of Aker’s patent and declare the recently-issued claims to be unpatentable.

Also on May 22, 2012, following an audit by an auditor recognized by Friend of the Sea, or FOS, Neptune became the first krill oil manufacturer entitled to use the “Friend of the Sea” environmental certification. See “Business of the Corporation - Supply of Krill”.

On May 23, 2012, Neptune announced that Dr. Harlan Waksal, Executive Vice-President, Business & Scientific Affairs of Acasti, was appointed to the Corporation’s Board of Director. Dr. Harlan Waksal is a retired physician, founder of Imclone System Inc. in which he has been involved as the President, Chief Executive Officer, Chief Operating Officer and Executive Vice-President from 1987 to 2003. Imclone System has developed and obtained approval for a new targeted biologic cancer therapy known as Erbitux and was later acquired by Eli Lily for $6.5 billion US in October 2008. Dr. Harlan Waksal currently sits on the Board of Directors of Oberlin College and Senesco Technologies, is the author of over 50 scientific publications and has been the author of multiple patents and patents applications.

On June 7, 2012, the Corporation announced that the U.S. Patent & Trademark Office, or USPTO, allowed one of its continuation patent applications, number 13/189,714, which claims the benefit of Neptune’s U.S. Patent No. 8,030,348. This continuation application contains claims to further embodiments of the inventions that were disclosed in the ‘348 Patent; specifically to krill extracts comprising a phospholipid suitable for human consumption. These claims cover a number of krill oil products presently sold in the U.S. market. The continuation application, which was filed less than a year ago, was allowed by the USPTO after a thorough examination. During prosecution, Neptune provided the USPTO with a substantial volume of prior art references and other materials, including the papers from re-examination requests filed by Aker Biomarine ASA directed to the ‘348 Patent and a related Neptune patent, and the oppositions being undertaken on related Neptune patents in Europe and Australia.

On August 28, 2012, the Corporation and its subsidiary Acasti announced the extension of the relationship with The Howard Group as the companies’ investor relations consultant. Since 1988, The Howard Group has provided comprehensive investor and financial relations, business development solutions and in-depth strategic planning to public companies. The Howard Group is associated with the Insight Limited Partnership II, which invests in micro and small cap companies. Traditional and new online initiatives will be directed at the investment community and investing public on behalf of Neptune and Acasti to increase the following and participation of the market in those two corporations. The term of the IR Agreement is for a period of 12 months. In addition to a fee of $6,000 per month, The Howard Group has been granted options to purchase an aggregate total of 50,000 common shares of Neptune at a price of $5.00 per share and 50,000 common shares of Acasti a price of $2.50. The options will vest in equal amounts over an 18 months term.

On September 7, 2012, Neptune announced that its board of directors had approved the distribution of 2,000,000 units of NeuroBio owned by Neptune pro rata to the holders of record of common shares of Neptune as at October 15, 2012 by way of a dividend-in-kind. The dividend was distributed on October 31, 2012 and each shareholder on the dividend record date received one unit for each lot of approximately 29.27 common shares of Neptune held. Each unit consisted of one class A subordinate voting share of NeuroBio and two series 2011-1 warrants and the estimated fair market value of the unit was approximately $0.10 per unit. Each full warrant entitles its holder to purchase one class A subordinate voting share of NeuroBio at a price of $0.40 plus a transfer premium of $0.35 payable to Neptune upon exercise with each warrant expiring on the occurrence of the earliest of the two following events: (i) fifteen days after the listing of the class A subordinate voting shares on a recognized stock exchange; or (ii) April 12, 2014. The terms applicable to the distribution of the dividend were described in the final prospectus filed by NeuroBio on September 5, 2012 with the securities commissions and other similar regulatory authorities in each of the provinces and territories of Canada. After the distribution of the dividend-in-kind, Neptune’s ownership interest in NeuroBio class A shares was reduced to 76% from 99%. At such time, Neptune still owned 96% of all voting rights in NeuroBio.

On October 2, 2012, Neptune announced that the U.S. Patent & Trademark Office granted its new patent, US 8,278,351. The continuation patent claims the benefit of another of Neptune’s U.S. Patents, No. 8,030,348, (the “348 Patent”) and contains claims to krill extracts comprising a phospholipid suitable for human consumption. These new claims cover all of Neptune’s products, including the NKO® brand, and a number of krill oil products currently sold in the U.S. market. This new issued patent was granted after a thorough examination by the USPTO, including consideration of the papers from the re-examination requests filed by Aker Biomarine ASA regarding Neptune patents related to the ‘351 patent. The continuation patent, filed about a year ago, was allowed by the USPTO after a thorough examination which included a review of a substantial volume of prior art references and other materials, including the papers from the re-examination requests filed by Aker Biomarine ASA directed to the Patent and a related Neptune patent in the U.S., as well as the oppositions being undertaken on related Neptune patents in Europe and Australia.

The same day, Neptune announced that it had filed a second patent infringement lawsuit in the United States District Court for the District of Delaware alleging infringement of its recently issued continuation patent against Aker. Neptune has also filed a separate infringement action against Enzymotec. In addition to seeking monetary damages for all of the above defendants infringement of the ’351 Patent, Neptune is also requesting injunctive relief to prevent the Defendants from continuing to infringe Neptune's patent. Should Neptune prevail in securing the requested injunctions, it would prevent the Defendants from manufacturing, using, offering for sale, selling and/or importing into the United States infringing krill oils.

Also on October 2, 2012, Neptune announced the closing of its Public Offering of US$34.1 million of common shares pursuant to which Neptune issued 7,318,000 common shares at US$4.10 per share. Prior to the closing, the underwriters exercised their over-allotment option to purchase an additional 989,762 common shares, resulting in a total of 8,307,762 common shares being issued on the day of the closing for gross proceeds of approximately US$34.1 million. The common shares were issued in the United States pursuant to Neptune’s effective shelf registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”) and in Canada pursuant to a final short form base shelf prospectus filed with the securities regulatory authorities in the Provinces of Québec, Ontario, Manitoba, Alberta and British Columbia.

On November 6, 2012, Neptune hosted its 1st Annual Charity Poker Game at the Venetian Hotel in Las Vegas, prior to the SupplySide West Tradeshow. The game featured guest of honor John Elway, former Denver Broncos quarterback and Hall of Famer. Proceeds for the event were for the benefit of Vitamin Angels, a non-profit organization dedicated to reducing child mortality worldwide by connecting children in need with micronutrients.

In the afternoon of November 8, 2012, an explosion and fire destroyed Neptune’s production plant located in Sherbrooke, Québec, Canada.

On December 4, 2012, Neptune announced that it had entered into a prepayment agreement with Acasti pursuant to which Acasti exercised its option under its exclusive technology license agreement dated August 7, 2008 entered into with Neptune to pay in advance all of the future royalties payable to Neptune under the license agreement. The prepayment had the effect of increasing Neptune’s equity participation in Acasti (from approximately 57% to approximately 61%), after Neptune obtained the required approvals, by the issuance of 6,750,000 Class A shares in the share capital of Acasti, issued at a price of $2.30 per share, upon the exercise of a warrant delivered to Neptune at the signature of the prepayment agreement. This reflected a prepayment value, determined with the assistance of outside valuation specialists, using the pre-established prepayment formula set forth in the license agreement, that amounts to approximately $15.5 million. The prepayment and the issuance of the shares to Neptune received the approval of the TSXV and of the disinterested shareholders of Acasti (excluding Neptune and non-arm’s length parties to Neptune) at the June 27, 2013 annual meeting of shareholders of Acasti. Acasti is no longer required to pay any royalties to Neptune under the License Agreement during its term for the use of Neptune’s intellectual property under license.

In January 2013, the Board of Directors approved an equity incentive plan for employees, directors and consultants subject to the approval of the Toronto Stock Exchange and the shareholders of the Corporation at their next annual meeting. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units or other share-based awards, under restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the award through shares. At February 28, 2013, no instruments were issued by the Corporation under this plan.

On January 18, 2013 Neptune received a first interim insurance payment of $6 million further to the explosion that destroyed Neptune’s production plant. Neptune has insurance coverage in place covering among other things property damage, business interruption and general liability up to specified amounts and subject to limited deductibles and certain exclusions. Neptune is pursuing the balance of its insurance claim and will record any additional recovery if and when received.

On January 24, 2013, Neptune announced that the USPTO had allowed a second continuation patent application, application number 13/545,830, which claims the benefit of Neptune 348 Patent and 351 Patent. This second continuation application contains only a single claim, which is directed to a capsule comprising an Antarctic krill oil extract comprising a phospholipid suitable for human consumption. This claim covers most, if not all, krill oil products presently sold in the U.S. market. This second continuation application was allowed by the USPTO after a thorough examination. During prosecution, Neptune provided the USPTO with all prior art references and other materials, including all the documents referred to in all of the re-examination requests filed by Aker Biomarine ASA directed to the ‘348 and ‘351 Patents, as well as all the documents relating to the oppositions currently underway on related Neptune patents in Australia.

On January 24, 2013, Neptune also announced that, effective January 23, 2013, Henri Harland, President and Chief Executive Officer of Neptune, would assume for an interim period of time, during the implementation of Neptune’s Plan, the functions and responsibilities held previously by Michel Chartrand, as Chief Operating Officer, who would continue to hold office as member of the Board of Director. Neptune also confirmed that its directors, senior management and employees had accepted salary reductions of 20% for an interim period during the implementation of Neptune’s plan to resume production.

On January 30, 2013, Neptune announced that it had filed a complaint under Section 337 of the US Tariff Act of 1930 with the United States International Trade Commission (the “ITC”), alleging that Aker; Enzymotec; and Olympic Seafood AS, Olympic Biotec Ltd., Rimfrost USA, LLC, Bioriginal Food & Science Corp. and Avoca, Inc., a division of Pharmachem Laboratories Inc. (collectively “Rimfrost”) are engaging in unfair trade practices by, at least, the importation, sale for importation, and sale after importation of certain krill-based products, namely krill paste and krill oils, that directly or indirectly infringe one or more claims of Neptune’s 351 Patent. On April 15, 2013, the ITC voted to institute an investigation of alleged patent infringements by Aker; Enzymotec and Rimfrost.

On February 26, 2013, Neptune announced that the USPTO had granted to Neptune a new continuation patent (the 675 Patent). This new patent claims the benefit of Neptune 348 Patent and 351 Patent. The 675 Patent contains a single claim directed to a capsule comprising an Antarctic krill oil extract comprising a phospholipid suitable for human consumption. This claim covers most, if not all, krill oil products presently sold in the U.S. market, as well as the pharmaceutical concentrates of Neptune’s subsidiaries Acasti and NeuroBio. Following this decision, Neptune filed an amended complaint in the ITC to add allegations of infringement of the 675 Patent against all of the proposed respondents, including Aker, Enzymotec and Rimfrost. Accordingly, Neptune had requested and was granted by the ITC a postponement of the deadline by which the ITC will decide whether to institute an investigation.

Fiscal Year Ended February 28, 2014

On March 14, 2013, Neptune announced that Dr. Harlan Waksal, member of the Board and executive VP, Business and Scientific Operations at Neptune’s subsidiary Acasti, would be presenting at the 25th Annual ROTH Conference on March 19, 2013.

On April 10, 2013, Neptune announced that the dismissal of Neptune’s appeal related to its European patent EP 1417211, by the EPO Technical Appeal Board had no impact on its international patent strategy. The EPO’s Technical Appeal Board was solely concerned with the issue of flavanoids in krill extracts and did not address phospholipid compositions, which form a large part of Neptune’s extensive international patent portfolio. The decision of the EPO’s Technical Appeal Board did not affect ongoing disputes, including the filing with the ITC as the patent in question concerned flavonoids rather than phospholipids. The impact of the decision was also limited by the fact that Europe is the only jurisdiction where Neptune’s patent portfolio includes flavonoids.

On April 15, 2013. Neptune’s subsidiary, Acasti, announced that the ITC had decided to institute an investigation of alleged patent infringements by Aker, Enzymotec and Rimfrost. The investigation was instituted on the basis of the complaint filed with the ITC earlier in 2013 alleging violations by the respondents regarding the importation and sale of certain omega-3 extracts in the United States. Neptune and Acasti requested that the ITC issue an exclusion order and cease and desist order to ban the importation and sale of infringing extracts and products.

On May 15, 2013, Neptune announced that the Class Action Lawsuit alleging violations of the Securities Act of 1934 brought by Robbins Geller Rudman & Dowd LLP was voluntarily dismissed by the plaintiffs without prejudice.

On May 22, 2013, Neptune announced initiatives to ensure effective management through a difficult period and remained focussed on three key priorities for restoring and ramping up its long-term supply chain. These priorities included rebuilding its production facility, establishing third party manufacturing partnerships and securing the supply of raw materials. The necessary permits to commence the reconstruction of the plant were received and Neptune announced that it was going to make use of the adjacent expansion facility to reconstruct an operational plant. In conjunction with the reconstruction of the production facility, Neptune began taking steps to secure and increase its long-term supply chain through third party manufacturing agreements in order to safeguard future operations. Three confirmed options for suppliers had been identified by Neptune at this point and Neptune continued to explore partnerships to allow it to provide supply to customers in the interim.

On May 27, 2013, reconstruction of Neptune’s production facility began and Neptune announced that it had hired an engineering firm, an architect and a plant manager.

On July 12, 2013, Neptune announced that it had acquired, through the exercise of a previously issued warrant, 6,750,000 Class A common shares in the capital of Acasti. The shares were acquired at a price of CDN$2.30 per share which reflected a total exercise price of CDN$15.5 million. The warrant was delivered to Neptune pursuant to a royalty prepayment agreement between Neptune and Acasti dated December 4, 2012 under which Acasti had been granted the option to pay in advance all of the future royalties payable under its exclusive technology license. As a result of Acasti exercising this option, it was relieved of its obligation to pay royalties to Neptune under the license agreement in question. The exercise of the warrant meant an increase in Neptune’s equity participation in Acasti from approximately 57% to approximately 60%. Both the prepayment agreement and the issuance of shares to Neptune were approved by the TSX Venture Exchange and the disinterested shareholders of Acasti at the annual shareholders meeting of Acasti held on June 27, 2013.

On July 16, 2013, Neptune announced that the Canadian Intellectual Property Office granted Neptune a composition patent, number CA 2,493,888, covering omega-3 phospholipids comprising PUFAs. The patent was granted for the Canadian market and will remain valid until 2022. This patent covers novel omega-3 phospholipid compositions which are suitable for human consumption, both synthetic and natural. The patent protects Neptune’s krill oil, namely NKO®, and also covers oils and powders extracted from krill and any marine or aquatic biomass containing marine phospholipids bonded to EPA or DHA.

On August 26, 2013, Neptune announced that it received an additional $5 million in insurance recoveries related to the November 2012 incident which destroyed the production facility bringing the total insurance recoveries to approximately $12 million. This additional sum further solidified Neptune’s ability to continue to implement its action plan to resume operations.

On September 2, 2013, Neptune announced that it had reached a settlement with respondents Rimfrost, resolving the ITC investigation related to infringement of Neptune’s composition of matter patents. As part of the settlement, Neptune granted a world-wide, non-exclusive, royalty-bearing licence to these settling respondents, allowing them to market and sell nutraceutical products containing components extracted from krill. The respondents in question also agreed to pay Neptune an additional royalty amount for the manufacture and sale of krill products prior to the effective license commencement date. Neptune also agreed to dismiss a related patent infringement case against Rimfrost filed in March of 2013. Moreover, on October 2, 2013, Neptune signed a strategic non-exclusive krill oil manufacturing and supply agreement with Rimfrost giving Neptune the right to purchase, at a preferred price, up to 800,000 kg of commodity grade krill oil during the first three-year term of the renewable agreement. Under the agreement, Neptune has agreed to purchase certain minimum quantities of commodity grade krill oil from Rimfrost in 2013 and 2014, which purchases may be deferred to the following calendar years.

On November 4, 2013, Neptune finalized a secured financing of $12.5 million with IQ, a government sponsored corporation whose mission is to contribute to Québec’s economic development in accordance with the Government of Québec’s economic policy, to partially fund the reconstruction of its production facility (which includes a security interest over all assets, including the Corporation’s intellectual property). The IQ secured loan has an annual interest rate of 7.0% and a two-year grace period for the start of principal repayment from the first disbursement date, following which the loan will be payable in equal monthly instalments over a four year period. The loan is repayable at any time without penalty. IQ disbursed the loan to reimburse Neptune’s reconstruction expenses. To date, Neptune has received approximately $8.5 million from IQ and expects to receive an additional $4.0 million which will be used to pay expenses incurred in connection with the reconstruction of the new production facility.

As part of the IQ loan, Neptune issued to IQ 750,000 common share purchase warrants at an exercise price of $3.37 per warrant. The number of warrants will vest on a prorata basis according to the amount disbursed by IQ on each disbursement date. At February 28, 2014, 511,995 warrants had vested.

On November 5, 2013, Neptune announced the appointment Reed V. Tuckson, M.D, the Managing Director of Tuckson Health Connections LLC, to its Board of Directors which increased the number of independent members to 4 out of a total of 6 board members.

On November 8, 2013, Neptune announced its intention to oppose a statement of offense issued by the CSST, the province of Québec’s commission charged with overseeing health and safety in the workplace. The CSST issued a statement seeking payment of approximately $64,500 before the completion of its investigation into the cause the explosion at Neptune’s production facility. Neptune maintained that it had adhered to best practices and procedures regarding workplace safety at all times and offered its continued cooperation with the CSST as their investigation continued. On November 12, 2013, Neptune entered a not guilty plea with respect to the statement of offense from the CSST.

On November 12, 2013, Neptune announced the inter partes request made by Aker BioMarine AS for the review of one of Neptune’s patents by the USPTO. The patent in question, US Patent No. 8,383,675, was one of the two patents being defended by Neptune against Aker and Enzymotec before the ITC. Despite this request for review, Neptune continued to focus on preparing to try its case before the ITC.

On November 13, 2013, Neptune hosted its Second Annual Charity Poker Game at the Venetian Hotel in Las Vegas, prior to the SupplySide West Tradeshow. The game featured guest of honor John Elway, former Denver Broncos quarterback and Hall of Famer. Proceeds of the event benefitted Vitamin Angels, a non-profit organization dedicated to reducing child mortality worldwide by connecting children in need with micronutrients.

On November 28, 2013, Neptune signed a legally binding term sheet with Aker with a view of finalizing the dismissal of all Aker respondents from the ITC investigation brought by Neptune and Acasti, as well as the dismissal of all lawsuits brought by Neptune against Aker and companies in its value chain.

On December 3, 2013, Neptune announced that it had acquired for investment purposes securities of Acasti in connection with the closing of Acasti’s public offering. Neptune acquired 592,500 units at a price of US$1.25 per unit for total consideration of US$740,625. Each unit consists of one class A common share and one common share purchase warrant of Acasti. Each warrant entitles its holder to purchase one class A common share at an exercise price of US$1.50 per share, subject to adjustment at any time until December 3, 2018. Following the closing, Neptune was the beneficial owner and controlled 51,942,183 class A common shares and 592,500 common share purchase warrants of Acasti.

On December 16, 2013, Neptune announced that the administrative law judge presiding over the pending ITC investigation involving Neptune, Acasti and Enzymotec granted the parties’ joint motion to stay the proceedings for thirty days. The motion to stay was filed because the parties had agreed to a settlement term sheet with the hope of concluding a binding settlement agreement before the expiration of the stay. Neptune has entered into a settlement agreement with all the other respondents named in the ITC investigation and motions to terminate the investigation as to those respondents have been submitted.

On December 17, 2013, Neptune announced that it had concluded a settlement and license agreement with Aker. As part of the settlement, Neptune granted a world-wide, non-exclusive, royalty-bearing license to Aker to market and sell nutraceutical products in the licensed countries. Pursuant to the terms of the settlement, royalty levels depend on the outcome of the review proceedings being conducted before the USPTO regarding Neptune’s 351 Patent. Aker also agreed to pay a non-refundable one-time payment to Neptune for the manufacture and sale of krill products prior to the effective USPTO decision date.

On December 19, 2013, Neptune announced the appointment of Jerald J. Wenker, President and COO of Dermalogica, as a special advisor to the Board of Directors as well as his acceptance of the nomination for election to serve on the Board of Directors of Neptune.

On January 9, 2014, Neptune announced that it had received New Food Raw Material certification in China after no quality or safety concerns were found by China’s National Health and Family Planning Commission allowing Neptune to sell its krill oil nutraceutical products in China.

On February 14, 2014, Neptune announced that it had not been able to arrive at a final settlement agreement with Enzymotec that would resolve the ITC investigation into the infringement of Neptune’s composition of matter patents, and related federal court matters. Despite the presiding administrative law judge granting an extended stay through February 5, 2014, no settlement could be achieved as the parties reached an impasse on certain fundamental settlement terms, including terms that had already been agreed to in the term sheet. Neptune and Enzymotec agreed to participate in the ITC’s mediation program in a final attempt to reach a mutually satisfactory agreement.

On February 18, 2014, Neptune announced the appointment of John Moretz, President and CEO of Moretz Marketing LLC and managing director of Kathy Ireland, LLC, as special advisor to the Board of Directors as well as his acceptance of the nomination for election to serve on Board of Directors of Neptune.

On February 27, 2014, Neptune announced that it had begun an underwritten public offering of its common shares in the United States and Canada pursuant to the effective shelf registration statement filed with the SEC and a final short form base shelf prospectus filed the securities regulators in the provinces of Québec, Ontario, Manitoba, Alberta and British Columbia. Roth Capital Partners and Euro Pacific Canada Inc. acted as joint book-running managers and National Securities Corporation acted as lead manager for the offering. The offering of 10,000,000 newly issued common shares were priced at US$2.50 per share on February 28, 2014.

Fiscal Year Ended February 28, 2015

On March 5, 2014, Neptune announced the closing of a public offering of 10,000,000 common shares at US$2.50 per common share for gross proceeds of US$25.0 million. Euro Pacific Canada Inc. and Roth Capital Partners, LLC acted as joint book-running managers for the offering and National Securities Corporation, a wholly owned subsidiary of National Holdings, Inc. (“NHLD”), acted as lead manager. The common shares were issued in the United States pursuant to Neptune’s effective shelf registration statement filed with the U.S. Securities and Exchange Commission and in Canada pursuant to a final short form base shelf prospectus filed with the securities regulatory authorities in the Provinces of Québec, Ontario, Manitoba, Alberta and British Columbia. On March 6, 2014, the syndicate of underwriters led by of Euro Pacific Canada Inc. and Roth Capital Partners and National Securities Corporation as Lead Manager, exercised in full the overallotment option to purchase an additional 1,500,000 common shares of Neptune at a price of US$2.50 per common share. As a result of the exercise of the over-allotment option, Neptune received additional gross proceeds of US$3.75 million for total gross proceeds of US$28.75 million.

On April 4, 2014, Neptune announced the closing of a private placement of CAD$2,503,320 of common shares of Neptune at a price of CAD$2.76 per share, resulting in a total of 907,000 shares being issued. The shares were all qualified under the Québec Stock Savings Plan II and were issued to The Fiera Capital QSSP II Investment Fund Inc. and Cote 100 Inc. (the “Funds”), which respectively acquired 725,000 and 182,000 shares. The shares could not be qualified under the QSSP II and subscribed for by the Funds under Neptune’s public offering completed on March 5, 2014, due to the particular requirements of the QSSP II. Except for the qualification of the shares issued to the Funds under the QSSP II, the terms of the shares issued under the private placement are the same as those of the common shares of Neptune issued as part of the public offering. The securities issued under the private placement were subject to a 4 month hold period. A commission of 6% of the gross proceeds of the private placement was paid to Euro Pacific Canada Inc.

On April 24, 2014, Neptune announced that the US Patent and Trademark Office (“USPTO”) had granted Neptune a new continuation patent (U.S. Patent No. 8,680,080) relating to the treatment of Alzheimer’s. The patent, which is the Corporation’s first specifically targeting neurological conditions, was granted for the US market and is valid until 2022. The claims focus on treating Alzheimer’s disease by administering an effective amount of a phospholipid composition, wherein the phospholipid composition comprises docosahexaenoic acid (DHA) and eicosapentaenoic acid (EPA).

On April 28, 2014, Neptune announced the resignation of Henri Harland as President and Chief Executive Officer of Neptune. Mr. Harland also resigned from Neptune two subsidiaries, Acasti and NeuroBio. Mr. Harland’s mandate as a Director of Neptune, Acasti and NeuroBio was terminated at the annual shareholders’ meeting held on June 19, 2014.

On May 8, 2014, the CSST released its report in connection with its ongoing investigation to determine the cause of the November 2012 explosion at Neptune’s production plant. Although the CSST’s report highlights that the exact cause of the incident could not be identified, the CSST identified as potential causes that could explain the incident the following principal factors: deficiencies in the design and control of the production process, the classification of the old production facility and deficiencies in the management of health and safety issues. The CSST’s report made no mention of additional fines or penalties against Neptune beyond the statement of offence previously received and disclosed by Neptune in November 2013. Following the November 2012 incident, Neptune offered its full cooperation to the CSST and continues to work with the CSST to make operations at its new production facility as safe as possible.

On May 16, 2014, Neptune announced that the Corporation would nominate as management’s director nominees for the June 19, 2014 annual general meeting of Neptune shareholders, the following eight individuals: Ronald Denis, Valier Boivin, Harlan Waksal, Reed Tuckson, Pierre Fitzgibbon, Jerald Wenker, John Moretz and Adrian Montgomery. The proposed nominations followed an agreement between Neptune and Mr. George Haywood, the largest shareholder of Neptune, who agreed to work together in the best interests of all stakeholders of Neptune.

On May 20, 2014, NeuroBio announced the resignation of Frederic Harland as Chief Financial Officer of NeuroBio.

On May 23, 2014, Neptune announced the appointment of André Godin, its then Chief Financial Officer who had been overseeing the management of the business with the support of a management and operations committee, as interim President and Chief Executive Officer of Neptune.

On June 13, 2014, Neptune announced that it would make available three new condition-specific formulations; NKO®BEAT: supporting heart health and blood circulation, NKO®FLEX: supporting bone and joint health, and NKO®FOCUS: supporting brain and vision health. Each of the new formulations contain NKO® as the main component along with additional ingredients to support the specific areas of the body targeted, such as Coenzyme Q10 (CoQ10) for the heart, vitamin D for bone and joint health; and thiamine and lutein for the brain and vision. The Corporation has launched these products within the business to business industry and is actively looking for branded distributors to promote and sell the product in retail.

On June 16, 2014, Neptune announced that operations would resume at its state-of-the-art manufacturing facility, located in Sherbrooke, Québec. The facility features robust safety measures to ensure the wellbeing of employees and state-of-the-art equipment, which allows for enhanced manufacturing practices and was built to accommodate a future demand increase with minimum investment. In addition to the plant, Neptune also recently opened a state-of-the-art laboratory, which allows for research, new product development, and quality analysis to be done in-house.

Prior to commencing operations, Neptune obtained the required permits and authorizations required to resume operations, namely: (i) a certificate of authorization required under the Environment Quality Act (Québec) from the Ministry of Environment, relating to environmental matters at the production facility, (ii) a levée d’interdiction de démarrer, or permit to lift the prohibition to begin operations, from the CSST, relating to safety in the workplace requirements, and (iii) an authorization of the Emergency Response Plan (ERP) from the City of Sherbrooke Fire and Rescue Service, relating to the new production facility’s fire safety and emergency evacuation plan and on-site fire security equipment.

The total cost of reconstructing the new state of the art production facility was $49.1 million. Neptune funded the total cost through:

•	insurance recoveries of $17.5 million;
•	the loan of $12.5 million from Investissement Québec (IQ);
•	an interest free loan of $3.5 million from Canada Economic Development;
•	certain amounts received from settlement agreements relating to intellectual property matters, and
•	Neptune’s working capital.

Following the June 16, 2014 commissioning of the new state of the art production facility, a start-up and ramp-up period in three phases was required before full production capacity was achieved. Neptune completed the start-up of its new state of the art production facility on June 16, 2014. Phase I, during which production was increased to an annual production capacity of 50,000 kilograms of krill oil, was completed on August 14, 2014. Phase II was completed on September 23, 2014, with production reaching an annual capacity of 100,000 kilograms of krill oil products. The completion of phase II also marked the commencement of customer shipments of Neptune manufactured krill oil products. Phase III was successfully completed on November 5, 2014, with the plant operating at annualized production capacity of 150,000 kilograms.

On June 19, 2014, Neptune held its annual and special meeting of shareholders where its shareholders voted in favour of all items put forth at the meeting and outlined in Neptune’s management proxy circular dated May 22, 2014 available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml. Neptune’s shareholders re-elected Dr. Ronald Denis, Valier Boivin, Dr. Reed V. Tuckson and Dr. Harlan W. Waksal. Four new directors were also elected, including, Mr. Pierre Fitzgibbon, Mr. Adrian Montgomery, Mr. John Moretz and Mr. Jerald J. Wenker. Mr. Henri Harland and Mr. Jean-Claude Debard did not stand for re-election to the Board and Mr. Daniel Perry resigned from the Board on June 18, 2014. See “Directors and Officers”.

On June 23, 2014, Neptune announced that the Australian Patent Office had granted Neptune a patent covering omega-3 phospholipids comprising polyunsaturated fatty acids, one of the main bioactive ingredients in all recognized krill oils. The patent was granted for the Australian market and is valid until 2022. See “Business of the Corporation - Intellectual Property - Patents”.

On July 15, 2014, Pierre Fitzgibbon was appointed Chairman of the Board of Directors of Neptune.

On September 10, 2014, Neptune presented at the Rodman & Renshaw 16th Annual Global Investment Conference. The Conference was held at the New York Palace Hotel in New York City. A webcast of the presentation is available on the investor section of Neptune’s website at www.neptunekrilloil.com under the investor events and presentations tab.

On October 15, 2014, Neptune announced its intention to repurchase parts of its class A common shares issued and outstanding by way of a normal course issuer bid (“NCIB”) to be carried out by TD Securities Inc. through the facilities of the Toronto Stock Exchange and Nasdaq Stock Market. This program is in accordance with applicable Canadian and U.S. regulatory requirements and TSX rules, based on which Neptune could repurchase up to the higher of 5% of its common shares issued and outstanding or 10% of its public float. Neptune had the initial intention to repurchase for cancellation up to 1,500,000 of its common shares, representing approximately 2% of the issued and outstanding common shares of the Corporation as of August 31, 2014. Neptune may purchase such shares under the NCIB during a 12-month period commencing November 1, 2014 and ending on October 30, 2015 or the date on which the Corporation has either acquired the maximum number of shares allowable under the NCIB or otherwise decided not to make any further repurchases under the NCIB. The actual number of shares purchased, the timing of purchases and the price at which the shares are bought will depend on market conditions and on potential alternative uses for the Corporation's cash resources. Any purchases will be subject to trading restrictions and will be made by the Corporation at the prevailing market price of the Shares at the time of purchase. The Corporation may elect to suspend or discontinue its NCIB at any time.

On October 20, 2014, Neptune announced the signing of an exclusive world-wide, royalty-bearing, non-transferable, license agreement with BlueOcean Nutrascience Inc., a Canadian company, under Neptune’s composition and extraction patents covering the production and sale of marine derived oil products containing phospholipids. See “Business of the Corporation - Intellectual Property - Settlement and Licensing Arrangements”.

On November 21, 2014, Neptune’s board of directors announced the appointment of Jim Hamilton as President and Chief Executive Officer of Neptune and a member of the board of directors, effective February 2, 2015. See “Directors and Officers”.

On December 15, 2014, Neptune was served with 11 notices of offence issued by the Director of Penal and Criminal Prosecutions (Québec) in connection with violations to the Environment Quality Act (Québec) for fines totaling approximately $360,000. See “Business of the Corporation - Litigation/Economic Dependence - Litigation”.

On January 13, 2015, Neptune presented a business overview at the OneMedForum 2015 Investor Conference held at the Marriott Marquis Hotel in San Francisco, California. A copy of the presentation, a presentation video and a management interview is available on the investor section of Neptune’s website at www.neptunebiotech.com under the investor events and presentations tab.

On the same date, Neptune announced that it had entered into an arrangement agreement with NeuroBio providing for, among other things, the acquisition by Neptune, through a wholly-owned subsidiary, of all of the issued and outstanding shares of NeuroBio. At this time, Neptune held over 90% of all classes of NeuroBio shares. On February 12, 2015, the shareholders of NeuroBio approved a resolution authorizing the arrangement. See “History and General Development of the Business - Three Year History - Arrangement with NeuroBioPharm Inc.”

On February 5, 2015, Neptune announced the transition of Dr. Tina Sampalis from her role as Chief Global Strategic Officer to a consulting role as Medical Science Liaison for Neptune.

Arrangement with NeuroBioPharm Inc.

On January 13, 2015, Neptune announced that it had entered into an arrangement agreement (the “Arrangement Agreement”) with its subsidiary, NeuroBio providing for, among other things, the acquisition by Neptune, through a wholly-owned subsidiary, of all of the issued and outstanding shares of NeuroBio (the “Arrangement”).

Neptune’s board of directors approved the Arrangement and indicated its intention to vote all its shares of NeuroBio in favour of the Arrangement. The boards of directors of Neptune and NeuroBio unanimously approved the Arrangement, and the board of directors of NeuroBio recommended that shareholders of NeuroBio vote in favour of the Arrangement Resolution. Pursuant to the Arrangement, NeuroBio securityholders received Neptune securities as consideration for their NeuroBio Securities thereby allowing NeuroBio securityholders to continue to participate in any value increases associated with NeuroBio while benefiting from owning shares in a value enhancing public company with increased size, scale and liquidity. The Arrangement also resulted in a simplified corporate structure reducing costs associated with being a separate legal entity.

The shareholders of NeuroBio approved a resolution authorizing the Arrangement (the “Arrangement Resolution”) on February 12, 2015. The Arrangement Resolution required the approval of at least two-thirds of the votes cast by the shareholders of NeuroBio holding all classes of shares, voting separately as classes, in each case present in person or represented by proxy at the special meeting of NeuroBio shareholders. The Arrangement Resolution was approved by (i) 96.95% of the votes cast by shareholders holding class “A” shares of NeuroBio, (ii) 90% of the votes cast by shareholders holding class “B” shares of NeuroBio, (iii) 90% of the votes cast by shareholders holding class “G” shares of NeuroBio, and (iv) 90% of the votes cast by shareholders holding class “H” shares of NeuroBio.

On February 16, 2015, the Superior Court of Québec issued a final order approving the Arrangement and on February 20, 2015, Neptune announced that the plan of arrangement had been completed and that all conditions precedent to the Arrangement had been satisfied. As of the completion of the Arrangement, Neptune owns all of the issued and outstanding NeuroBio shares and NeuroBio has become a wholly-owned subsidiary of Neptune.

For additional information on the Arrangement and the Arrangement Agreement, please refer to the full Arrangement Agreement and other documents relating to the Arrangement, copies of which have been filed by NeuroBioPharm Inc. on SEDAR and are available to viewing under its profile on www.sedar.com.

Recent Developments

On March 2, 2015, Neptune presented at the 27th annual Roth Conference held at the Ritz Carlton Hotel in Dana Point, California. A copy of the presentation is available on the investor section of Neptune’s website at www.neptunebiotech.com under the investor events and presentations tab.

On March 23, 2015, Neptune announced that the Patent Trial and Appeal Board (PTAB) of the US Patent and Trademark Office (USPTO) issued a favourable decision, confirming the validity of certain claims in Neptune’s ‘351 patent (U.S. Patent: 8,278,351) and triggering royalty payments to Neptune. See “Business of the Corporation - Intellectual Property - Settlement and Licensing Arrangements”.

On April 29, 2015, Neptune announced the departure of Mr. André Godin from the Corporation. Following Mr. Godin’s departure, an executive search was initiated to fulfill his functions with Neptune.

RISK FACTORS

Investing in securities of the Corporation involves a high degree of risk. Prospective investors should carefully consider the following risks, as well as the other information contained in this AIF and the other information in our publicly filed documents before investing in securities of the Corporation. If any of the following risks actually occurs, the Corporation’s business, financial condition, liquidity, results of operation and prospects could be materially harmed. Additional risks and uncertainties, including those of which the Corporation is currently unaware or that it deems immaterial, may also adversely affect the Corporation’s business, financial condition, liquidity, results of operation and prospects.

 Risks Related to the Corporation’s Business

The Corporation is dependent on a single manufacturing facility.

The Corporation owns, manages and operates a manufacturing, processing and packaging facility in Sherbrooke, Québec that handles the production of significant portion of the Corporation’s krill oil. Accordingly, it is highly dependent on the uninterrupted and efficient operation of its manufacturing facility. If operations at the Corporation’s manufacturing plant were to be disrupted as a result of quality of raw material, equipment failures, natural disasters, fires, accidents, work stoppages, power outages or other reasons, the Corporation’s business financial condition and/or results of operations could be materially adversely affected. Lost sales or increased costs that the Corporation may experience during the disruption of operations may not be recoverable under the Corporation’s insurance policies, and longer-term business disruptions could result in a loss of customers. If this were to occur, the Corporation’s business, financial condition and operations could be negatively impacted. Additionally, the Corporation’s ability to supply krill oil products to its customer base is dependent on certain third-party manufacturing or supply arrangements. There is no assurance that Neptune will be able to maintain such supply arrangements on terms favourable to the Corporation. Should the Corporation fail to maintain such arrangements or to replace them on terms favourable to Neptune, its business, financial condition and operations could be negatively impacted.

Neptune may not be able to maintain its operations and research and development without additional funding.

As of February 28, 2015, Neptune had approximately $4.3 million of cash and $23.4 million of short-term investments,  and a monthly negative cash flow from operations. Neptune will require substantial additional funds for further research and development, clinical testing, regulatory approval and commercialization of its products and product candidates. The Corporation may seek additional funding for these purposes through public or private equity or debt financing, joint venture arrangements, and collaborative arrangements with other pharmaceutical companies, and/or from other sources. There can be no assurance that additional funding will be available on acceptable terms or at all to enable Neptune to continue and complete the research and development of the Corporation’s product candidates and their successful commercialization. Should the Corporation fail to obtain the necessary capital, it may be required to delay, reduce or eliminate one or more of its various research and development programs or seek financial support from one of its strategic partners or from third-parties who may require that the Corporation waive significant rights regarding protection of its proprietary technologies or offer it financial support on less favourable terms than those normally acceptable to the Corporation. The failure to obtain additional financing on favourable terms, or at all, could have a material adverse effect on Neptune’s business, financial condition and results of operations.

The Corporation may not recover all of the insurance proceeds it has claimed.

Neptune maintains insurance coverage to help protect it against, among other things, property damage, business interruption and general liabilities. After the November 2012 plant explosion, Neptune submitted recovery claims to its insurers and currently anticipates a maximum compensation of $19 million, of which the Corporation has received $17.5 million in recovered proceeds to date.There can be no assurance that the remaining additional insurance proceeds will be received. Additionally, premiums payable for insurance coverage of the new production facility may be significantly higher than coverage of the facility prior to the November 2012 incident.

The Corporation may be subject to other claims against it relating to the plant explosion.

The Corporation is currently subject to a fine of approximately $64,500, the November 16, 2012 notice from the Ministry of Environment alleging non-compliance by Neptune with environmental regulations and permits relating to its equipment specifications and plant production capacity and the 11 notices of offence issued by the Director of Penal and Criminal Prosecutions (Québec) in connection with violations to the Environment Quality Act (Québec) for fines totaling approximately $360,000, each relating to the November 2012 production facility explosion. In addition, further to the publication of the CSST report on May 8, 2014, Neptune may be subject to additional administrative proceedings or criminal, civil or other legal actions. Further, the CSST report, may result in negative publicity and media coverage for the Corporation in connection with the incident. Negative publicity about Neptune may have an adverse impact on the Corporation’s reputation with its customers and the morale of its employees.

In addition to any proceedings that could result from the CSST report, Neptune could also become subject to other civil, penal, criminal or administrative proceedings related to the incident, and if any damages or other remedial measures are imposed against Neptune pursuant to such proceedings, they could be significant and have a material adverse effect on the business, results and financial condition of the Corporation. Addressing any negative publicity and any resulting litigation may distract management, increase costs and divert resources, which could also have a material adverse effect on our business, financial condition or results of operations.

 The Corporation has a history of net losses and the Corporation may never achieve profitability.

The Corporation has been reporting losses since the Corporation’s inception and, as at February 28, 2015, the Corporation has an accumulated deficit of $94,059,821. It is expected that the Corporation will continue to generate losses until income from product sales generate sufficient revenues to fund Neptune’s and its subsidiaries’ continuing operations, including research and product development, which the Corporation cannot assure you will occur in the near term or at all.

The Corporation relies on third parties for the supply of raw materials and the distribution and commercialization of its products and such reliance may adversely affect the Corporation if the third parties are unable or unwilling to fulfill their obligations.

Part of the Corporation’s strategy is to enter into and maintain arrangements with third parties related to the development, clinical testing, marketing, distribution and commercialization of its products. The Corporation’s revenues are dependent on the successful efforts of these third parties, including the efforts of the Corporation’s distribution partners. Entering into strategic relationships can be a complex process and the interests of the Corporation’s distribution partners may not be or remain aligned with the Corporation’s interests. Some of the Corporation’s current and future distribution partners may decide to compete with the Corporation, refuse or be unable to fulfill or honour their contractual obligations to the Corporation, or change their plans to reduce their commitment to, or even abandon, their relationships with the Corporation. There can be no assurance that the Corporation’s distribution partners will market the Corporation’s products successfully or that any such third-party collaboration will be on favourable terms. The Corporation may not be able to control the amount and timing of resources the Corporation’s distribution partners devote to the Corporation’s products. In addition, the Corporation may incur liabilities relating to the distribution and commercialization by its distributors of its krill oil products. While the agreements with such distributors generally include customary indemnification provisions indemnifying the Corporation for liabilities relating to the encapsulation or packaging of its krill oil products, there can be no assurance that these indemnification rights will be sufficient in amount, scope or duration to fully offset the potential liabilities associated with the Corporation’s distributors handling and use of our products. Any such liabilities, individually or in the aggregate, could have a material adverse effect on our business, financial condition or results of operations.

 The Corporation may not be able to fully restore and grow its customer base.

Following the destruction of its production facility in November 2012 until June 2014, Neptune has not produced and commercialized its lead product, NKO® as well as its other krill oil products. During that time, the Corporation has sought to preserve its customer base by sourcing and supplying commodity grade krill oil. Also during that time, competition in Neptune’s industry has continued to intensify. As a result, Neptune has experienced the loss of a portion of its pre-incident customer base. Although Neptune has recommended the production of its higher margin NKO®, not all of its current and former customers may restore their demand for those products and Neptune might not be able to find new customers for NKO® and its other krill oil products.

Neptune may be unable to restore its customer base to levels prior to the loss of its production facility or thereafter to increase its customer base to expected levels prior to the incident. Prior to the destruction of its production facility, Neptune was producing approximately 150,000 kilograms of krill oil annually, which was the Corporation’s maximum annual production capacity. Although Neptune’s new Sherbrooke plant has a proven ability to produce at the annulaized preliminary targeted capacity of 150,000 kilograms of krill oil and meet all product label specifications, challenges relating to product handling characteristic were encountered and the manufacturing process was adjusted, which resulted in a significant reduction in plant output. As part of its on-going review, the Company is identifying additional opportunities for future process improvements, that would result in cost reductions and minimal capital investments to increase annualized capacity above the 150 metric ton targeted level.

 Although production is expected to accommodate the production of approximately 150,000 kilograms of krill oil products annually, Neptune’s ability to supply krill oil products to its customer base in excess of this expected amount will require additionnal investment and/or the expansion of Neptune’s production capacity and/or the entering into of third-party manufacturing or supply arrangements. There is no assurance that Neptune will be able to obtain accomplish either. The inability to restore and grow its customer base could have a material adverse effect on Neptune’s business and results of operations.

 The Corporation’s success depends largely on the commercialization of NKO® and its other krill oil products.

The Corporation’s ability to generate revenues from production of NKO® and and its other krill oil products is expected to be primarily based on the commercialization success of NKO®. The overall commercialization success of Neptune’s krill oil products, including NKO®, depends on several factors, including:

•	continued market acceptance of Neptune’s krill oil products by the nutraceutical market and medical community;

•	the amount of resources devoted by the Corporation’s distribution partners to continue the commercialization efforts of Neptune’s krill oil products in our core geographic markets;

•
maintaining supply agreements to ensure the availability of krill in order to produce sufficient krill oil to meet the order demands of the Corporation’s distribution partners for Neptune’s krill oil products;

•	receipt of regulatory approvals for Neptune’s krill oil products from regulatory agencies in certain territories in which the Corporation wishes to expand its commercialization efforts;

•	the number of competitors in the Corporation’s market; and

•	protecting and enforcing the Corporation’s intellectual property and avoiding patent infringement claims.

Although the Corporation is developing other products that contain krill, all of them are at earlier stages of development and none of them may reach the clinical trial phase, obtain regulatory approval or, even if approved, be successfully commercialized.

 The Corporation derives its revenue from a limited number of distributors and has a significant concentration of its accounts receivable.

As at February 28, 2015, the Corporation realized sales from the neutraceutical segment totaling $9,123,784 from four distributors, representing 20.6%, 15.1% and 14.3% and 10.6% of the Corporation’s consolidated revenues, respectively. As at February 28, 2015, five distributors represented 76% of total trade accounts receivable of the Corporation, with the largest amount to one distributer representing 19.9% of total trade accounts receivable. The percentage aging of trade receivable balances as of February 28, 2015 is 81.2% current, 18.2% past due 0 – 30 days, 0.1% past due 31-120 days, 0% past due 121-180 days, and 0.5% past due more than 180 days. During the year ended February 28, 2015, the Corporation recorded a bad debt expense of $1,838,000 related to one significant customer, for which total trade receivable due at February 28, 2015 is $4,590,000. Adverse changes in a customer’s financial position could cause the Corporation to assume more credit risk relating to that customer’s future purchases or result in uncollectable accounts receivable from that customer. Agreements with these or other significant distribution partners may be terminated or altered by them unilaterally in certain circumstances. Any adverse change in the relationship with the Corporation’s principal distributors, including non-payment of amounts owing from a distributer, could have a material adverse effect on the Corporation’s business, consolidated results of operations, financial condition and cash flows.

 The Corporation may be unable to manage its growth efficiently.

The Corporation’s future financial performance and its ability to commercialize its products and to compete effectively will depend, in part, on its ability to manage any future growth effectively. To that end, the Corporation must be able to continue and increase its production capabilities, hire, train and integrate additional management, and potentially administer internal sales and marketing personnel on an effective and efficient basis. Although completion of the reconstruction of Neptune’s production facility has been completed, there can be no guarantee that the Corporation will be able to meet the product order demands of its distributors.

The Corporation may not be able to accomplish any of the above actions, and its failure to do so could prevent it from successfully growing. Any increase in resources devoted to manufacturing, research, product development and sales, marketing and distribution efforts without a corresponding increase in the Corporation’s operational, financial and management information systems could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

 Neptune could lose its control of Acasti

Neptune currently owns approximately 48% of Acasti’s outstanding common shares, seven members of Neptune’s Board of Directors are also members of Acasti’s Board of Directors, and Neptune’s Chief Financial Officer is also the interim Chief Executive Officer of Acasti. As a result, Neptune exercises control over Acasti as of February 28, 2015. However, if all outstanding warrants, call options and restrictive share units of Acasti were to be exercised, Neptune’s ownership interest in Acasti’s common shares would fall to approximately 35%. If Neptune’s ownership of Acasti’s common shares declines, Neptune may lose its ability to elect members of its Board of Directors to Acasti’s Board of Directors and to otherwise exercise control over Acasti. A loss of Neptune’s control over Acasti, could, among other things result in:

•	investors and analysts placing a different, and possibly lower, value on the Common Shares to reflect a lower degree of exposure by Neptune to Acasti’s krill oil-based pharmaceutical business;

•	Acasti making decisions in connection with the development and commercialization of Acasti’s products with less or no involvement and approval from Neptune; and

•
a different presentation of Neptune’s financial statements as relates to Acasti, including assets and any future revenues generated by Acasti which would not be directly included in Neptune’s consolidated financial statements.

Neptune does not expect to provide material capital to Acasti in the short term and therefore, its ownership interest in Acasti may continue to decline.

 The Corporation may not be able to further penetrate core or new markets.

If the Corporation fails to further penetrate its core markets and existing geographic markets or expand its business into new markets, the growth in sales of the Corporation’s products, along with the Corporation’s operating results, could be negatively impacted. The Corporation’s ability to further penetrate its core markets and existing geographic markets or to expand its business into additional countries in Europe, Asia or elsewhere, to the extent the Corporation believes that it has identified attractive geographic expansion opportunities in the future, is subject to numerous factors, many of which are beyond the Corporation’s control. The Corporation cannot assure that its efforts to increase market penetration in its core markets and existing geographic markets will be successful. The Corporation’s failure to do so could have a material adverse effect on the Corporation’s operating results.

 The Corporation must attract and retain skilled labor in order to maintain and increase its business.

The Corporation’s ability to resume its production operations and sustain and expand its business depends in part on its ability to attract and retain skilled manufacturing workers, equipment operators, engineers and other technical personnel. Demand for these workers is currently high and the supply is limited, particularly in the case of skilled and experienced machinists and engineers. Further, the Corporation may be faced with increased training costs and reduced productivity as it trains new employees hired to meet the Corporation’s krill oil production needs. Additionally, a significant increase in the wages paid by competing employers could result in a reduction in the Corporation’s skilled labor force, increases in the rates of wages it must pay or both. If the Corporation’s compensation costs increase or it cannot attract and retain skilled labor, including engineers and machinists, the Corporation’s earnings could be reduced, and production capacity and growth potential could be impaired.

 The Corporation may not be able to attract, hire and retain key management and personnel.

We depend substantially on our ability to hire, train, motivate and retain high quality personnel, especially our scientists and management team. Particularly, in light of the limited number of employees that cover our numerous programs and key functions, if we are unable to retain existing personnel or identify or hire additional personnel, we may not be able to research, develop, commercialize or market our products and product candidates as expected or on a timely basis and we may not be able to adequately support current and future alliances with strategic partners.

Furthermore, if we were to lose key management personnel, we would lose a portion of our institutional knowledge and technical know-how, potentially causing a substantial delay in one or more of our development programs until adequate replacement personnel could be hired and trained. Other than our stock option plan, we have not adopted any policies or entered into any agreements specifically designed to motivate officers or other employees to remain with us. We do not have key man life insurance policies on the lives of most of our key personnel.

 The Corporation’s current and future clinical trials may prove unsuccessful or be delayed by certain factors.

The Corporation is not able to predict the results of pre-clinical and clinical testing of its product candidates. It is not possible to predict, based on studies or testing in laboratory conditions or in animals, whether a product candidate will prove to be safe or effective in humans. Further, preclinical and clinical data may not be sufficient to support approval to commercialize a product. Pre-clinical and clinical data must be developed under strict regulatory standards and may be found, on review by health regulatory authorities, to be of insufficient quality to support an application for commercialization of a product. In addition, success in one stage of testing is not necessarily an indication that the particular product will succeed in later stages of testing and development. Further, clinical trials require the enrollment of patients and the Corporation may experience difficulties identifying and enrolling suitable human subjects for ongoing and future trials of its products. This could be as a result of a number of factors including, but not limited to, design protocol, the size of the available patient population, the eligibility criteria for participation in the clinical trials, and the availability of clinical trial sites.

The Corporation’s ability to commercialize any of its products, including CaPre®, is dependent upon the success of product development efforts and the success of clinical studies. If these clinical trials and product development efforts fail to produce satisfactory results, or if the Corporation is unable to maintain the financial and operational capability to complete these development efforts, it may be unable to generate revenues for this and other product candidates.

A number of companies in the life sciences industry have suffered significant setbacks in advanced clinical trials, even after positive results in earlier trials. Share prices of biotechnology companies have declined significantly in certain instances where clinical results were not favourable, were perceived negatively or otherwise did not meet expectations. Unfavourable results or negative perceptions regarding the results of pre-clinical or clinical trials for any of the Corporation’s product candidates currently under development could cause the Corporation’s share price to decline significantly.

 The Corporation may not achieve its publicly announced milestones on time.

From time to time, the Corporation publicly announces the timing of certain events it expects to occur. These statements are forward-looking and are based on the best estimate of management at the time relating to the occurrence of such events. However, the actual timing of such events may differ from what has been publicly disclosed. The timing of events such as completion of a non-clinical or clinical program, discovery of a new product candidate, filing of an application to obtain regulatory approval, beginning of commercialization of certain products or product candidates, or announcement of additional clinical programs for a product candidate may ultimately vary from what is publicly disclosed. Non-clinical safety studies are also planned. The Corporation cannot assure that the clinical trials or non-clinical safety studies for CaPre® or any other of the Corporation’s or its subsidiaries’ product candidates will be completed, that it will make regulatory submissions or receive regulatory approvals as planned, or that it will be able to adhere to its current schedule for the manufacturing and launch of any of its products. These variations in timing may occur as a result of different events, including the nature of the results obtained during a clinical trial or during a research phase, problems with a supplier or a distribution partner or any other event having the effect of delaying the publicly announced timeline. The Corporation undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the distribution of this AIF, except as otherwise required by law. Any variation in the timing of certain events having the effect of postponing such events could have a material adverse effect on the Corporation’s business plan, financial condition or operating results.

 The Corporation’s subsidiaries are subject to risks affecting emerging biopharmaceutical companies.

The Corporation’s subsidiaries are subject to risks affecting emerging biopharmaceutical companies. For example, Acasti’s prospects depend entirely on the success of CaPre®, which is still in clinical development, and Acasti may not be able to obtain required regulatory approvals for CaPre® or to generate revenues from CaPre®. Acasti may be unable to develop alternative product candidates and even if Acasti receives regulatory approval for CaPre®, Acasti still may not be able to successfully commercialize it and the revenue that Acasti generates from its sales, if any, may be limited. Termination or suspension of, or delays in the commencement or completion of, any necessary future studies of CaPre® for any indications could occur. Clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results. Acasti relies on third parties to conduct its clinical trials for CaPre®, for the manufacturing, production and supply of CaPre® and ONEMIA® and may be adversely affected if those third parties are unable or unwilling to fulfill their obligations. For a complete description of such risks, see the “Risk Factors” section in Acasti’s annual information form dated May 27, 2015, available on SEDAR at www.sedar.com.

 If product liability lawsuits are brought against the Corporation, they could result in costly and time-consuming litigation and significant liabilities.

The development of human therapeutic products involves an inherent risk of product liability claims and associated adverse publicity. The Corporation’s products may be found to be, or to contain substances that are, harmful to the health of its consumers. This sort of finding may expose the Corporation to substantial risk of litigation and liability and/or for the Corporation to discontinue production of certain products.

The Corporation has a product liability insurance, renewable on an annual basis, to cover civil liability claims relating to its products in an amount equal to $5,000,000 per year for all such claims. The Corporation also maintains a Quality Management System which includes a Quality Management Program (QMP) certified by the Canadian Food Inspection Agency and in accordance with the guidelines of Good Manufacturing Practice laid down in the Natural and Non-prescription Health Products Regulations. However, this coverage may not insure against all claims made.

Product liability insurance is costly, often limited in scope, and could be unavailable or only available on terms unfavourable to the Corporation. There can be no assurance that the Corporation will be able to obtain or maintain insurance on reasonable terms or to otherwise protect itself against potential product liability claims that could impede or prevent commercialization of the Corporation’s future products and product candidates. Furthermore, a product liability claim could tarnish the Corporation’s reputation, whether or not such claims are covered by insurance or are with or without merit. A product liability claim against the Corporation or the withdrawal of a product from the market could have a materially adverse effect on the Corporation’s business or its financial condition.

 The Corporation may be adversely affected by environmental and safety regulations or concerns.

The Corporation’s krill oil extraction process involves the use of certain hazardous materials, including acetone. The Corporation is subject to Canadian federal, provincial and municipal laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. In the event of an accident that involves hazardous materials, the Corporation could be held liable for damages, which could exceed the resources of the Corporation. There can be no assurance that the Corporation will not be required to incur significant costs to comply with regulatory requirements in the future, or that the operations, business or assets of the Corporation will not be materially adversely affected by current or future legislative or regulatory requirements. The Corporation currently has no immediate plans for major capital expenditures in respect of environmental protection installations.

Should the Corporation want to increase its production capacity, it will be required to obtain a permit from the Ministry of Environment that will allow it to produce in excess of the 150,000 kilograms which the Corporation expects to be entitled to produce upon the receipt of the relevant permits from the town of Sherbrooke and the Ministry of Environment. The Corporation may not be successful in obtaining such permit on favourable terms or at all, or in a timely manner. Any of the foregoing could have a material adverse effect on our business, operations and financial condition.

 The Corporation is dependent on third parties to obtain certain raw materials necessary to develop and produce its products.

The Corporation depends on third parties to obtain certain raw materials necessary to develop and produce its products. If the Corporation is no longer able to obtain raw materials, including krill or commodity krill oil, from one or more of its suppliers on terms reasonable to the Corporation or at all, or if the quality of raw materials sourced or stored by the Corporation is not sufficient to meet production standards of the Corporation’s krill oil products, the Corporation’s revenues could suffer. This could also have a significant impact on the Corporation’s capacity to complete certain of its current research and development projects and, accordingly, would negatively affect its projected commercial and financial growth. In addition, a significant increase in the price of raw materials that cannot be passed on to the Corporation’s distributors could have a material adverse effect on the Corporation’s results of operations and financial condition. While potential alternative suppliers of raw materials may be identified, they must first pass intensive validation tests to ensure their compliance with product specifications. No assurance can be given regarding the successful outcomes of such tests or the Corporation’s ability to secure alternate sources of supply at competitive pricing and upon fair and reasonable contractual terms and conditions.

 The Corporation’s industry is subject to rapid technological change and competition.

The Corporation operates in a sector that is subject to rapid and substantial change. There can be no assurance that products developed by others will not render the Corporation’s products, product candidates or technologies non-competitive or that the Corporation will be able to keep pace with technological developments. Competitors may have developed or may be in the process of developing technologies that could be the basis for competitive products. Some of these products may prove more effective and less costly than products developed by the Corporation or its product candidates. Scientific and technological developments and regulatory requirements may, within a relatively short timeframe, render the products and processes developed or planned by the Corporation obsolete.

Competition in the health and nutrition industry and in the pharmaceutical sector is extremely intense. Many companies, as well as research organizations, currently engage in, or have in the past engaged in, efforts related to the development of products similar to the Corporation’s products and product candidates. The Corporation competes with companies that produce similar or identical products or that proposes different approaches to the separation or purification of components of krill.

For instance, Aker BioMarine ASA, a Norway-based corporation that is in the business of harvesting and commercializing marine ingredients, launched a krill oil product under the brand name SuperbaTM in 2009. Enzymotec Ltd., an Israel-based biotechnology corporation, is also a krill oil supplier. These companies and others may develop and introduce products and processes competitive with ours. Acasti’s potential competitors in the United States, Europe and Asia include large, well-established pharmaceutical companies as well as specialty pharmaceutical sales and marketing companies and specialized cardiovascular biopharmaceutical companies. These companies include GlaxoSmithKline plc, which currently markets Lovaza, a prescription omega-3 for patients with severe hypertriglyceridemia, Abbott Laboratories, which currently markets Tricor and Trilipix (both fibrates) and Niaspan (niacin) for treatment of severe hypertriglyceridemia, and Amarin Corporation, which currently markets Vascepa, an ethyl-ester form of EPA, for the treatment of patients with severe hypertriglyceridemia.  In March 2011, Pronova BioPharma Norge AS, which owns the patents for Lovaza, entered into an agreement with Apotex Corp. and Apotex Inc. to settle their patent litigation in the United States related to Lovaza. Pursuant to the terms of the settlement agreement, Pronova granted Apotex a license to enter the U.S. market with a generic version of Lovaza in the first quarter of 2015, or earlier, depending on circumstances. As a result, Acasti expects Apotex to compete against it as well. Other companies are also seeking to introduce generic versions of Lovaza. In addition, Acasti is aware of other pharmaceutical companies that are developing products that, if approved, would compete with CaPre®. These include AstraZeneca which announced on May 6, 2014 that the FDA had approved EPANOVA (omega-3-carboxylic acids) as an adjunct to diet to reduce triglyceride levels in adults with severe hypertriglyceridaemia. Acasti believes other emerging biopharmaceutical companies are also developing potential treatments for hypertriglyceridemia based on omega-3 fatty acids, but Acasti is unaware of the development stage of their product candidates. CaPre® may also face competition from omega-3 dietary supplements that are available without a prescription.

These and other competitors may have greater resources than the Corporation. Accordingly, no assurance can be given that products developed by these other companies or their technology will not affect the Corporation’s ability to compete in the nutraceutical market. There is a risk that one or more of the Corporation’s competitors may develop more effective or more affordable products than the Corporation, or may achieve earlier patent protection or product commercialization that the Corporation, or that such competitors will commercialize products that will render the Corporation’s product candidates obsolete, possibly before the Corporation is able to commercialize them.

The Corporation is subject to foreign currency fluctuations

The Corporation is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Currency risk relates to the portion of the Corporation’s business transactions denominated in currencies other than the Canadian dollar. During the fiscal year ended February 28, 2015, approximately 54% of the Corporation’s revenues were in United States dollars, 22% were in Euros and 21% were in Australian dollars, while the vast majority of its costs were in Canadian dollars. If the values of foreign currencies including the United States dollar and Euro fluctuate significantly more than expected in the foreign exchange markets, the Corporation’s operating results and financial condition may be adversely affected.

The Corporation uses hedging strategies to a limited extent by entering into currency forwards to purchase or sell amounts of foreign currency in the future at predetermined exchange rates. The purpose of these currency forwards is to fix the risk of fluctuations in future exchange rates. Significant fluctuations in the rate of exchange could adversely affect the Corporation’s financial performance. There is a risk of loss arising from an eventual weakening of the United States dollar or Canadian dollar.

The Corporation may be negatively impacted by the value of its intangible assets.

The Corporation is required to review the carrying value of its intangible assets for impairment annually or when events change. Intangible assets include net book value of product rights, trademarks and process know-how covered by certain patented and non-patented information. Management reviews the carrying value based on projected future results. If events such as generic competition or inability to manufacture or obtain supply of product occur that may cause sales of the related products to decline, the Corporation adjusts the projected results accordingly. Any impairment in the carrying value results in a write-down of the intangible asset that is charged to income during the period in which the impairment is determined. Any write-down of intangible assets may have a material adverse effect on the Corporation’s results of operations in the period in which the write-down occurs.

 The Corporation may be subject to Product Liability Claims and Recalls of its Products.

Drug development involves the testing of approved and experimental drugs on human subjects. Such studies create a risk of liability for personal injury or death to participants as a result of an unexpected adverse reaction to the tested drug or as a result of negligence or misconduct. Furthermore, the administration of drugs to humans after marketing clearance is obtained can result in product liability claims. Such liability might result from claims made directly by consumers or by regulatory agencies, pharmaceutical companies or others. Although the Corporation carries insurance that it believes is adequate for the types of clinical studies it conducts, there can be no assurance that insurance will be adequate or will continue to be available on terms acceptable to the Corporation. Insurance will generally not protect the Corporation against certain of its own actions such as negligence.

The obligation to pay any product liability claim in excess of whatever insurance the Corporation is able to acquire, or the recall of any of its products, could have a material adverse effect on the business, financial condition and future prospects of the Corporation.

 Risks Related to the Corporation’s Intellectual Property

 The Corporation’s commercial success depends, in part, on its intellectual property rights.

The Corporation’s success depends in part on its ability to develop products, obtain patents, protect its trade secrets and operate without infringing third-party exclusive rights or without others infringing the Corporation’s exclusive rights or those granted to it under license. The Corporation has filed and is actively pursuing patent applications in Canada, the United States, Europe and elsewhere. The patent position of pharmaceutical firms is generally uncertain and involves complex legal, factual and scientific issues, several of which remain unresolved. The Corporation does not know whether all of its pending patent applications will be granted and whether the Corporation will be able to develop other patentable proprietary technology and/or products. Furthermore, the Corporation cannot be completely certain that its existing or future patents provide a definitive and competitive advantage or afford protection against competitors with similar technology. Furthermore, the Corporation cannot give any assurance that such patents will not be challenged or circumvented by others using alternative technology or whether existing third-party patents will prevent the Corporation from marketing its products. In addition, competitors or potential competitors may independently develop, or have independently developed products as effective as those of the Corporation or invent or have invented other products based on the Corporation’s patented products.

If third-party licenses are required, the Corporation may not be able to obtain them, or if obtainable, they may not be available on reasonable terms. Furthermore, the Corporation could develop or obtain alternative technologies related to third-party patents that may inadvertently cover its products. Inability to obtain such licenses or alternative technologies could delay the market launch of certain Neptune products, or even prevent the Corporation from developing, manufacturing or selling certain products. In addition, the Corporation could incur significant costs in defending itself in patent infringement proceedings initiated against it or in bringing infringement proceedings against others.

In some cases, the Corporation cannot determine with any certainty whether it has priority of invention in relation to any new product or new process covered by a patent application or if it was the first to file a patent application for any such new invention. Furthermore, in the event of patent litigation there can be no assurance that the Corporation’s patents would be held valid or enforceable by a court of competent jurisdiction or that a court would rule that the competitor’s products or technologies constitute patent infringement.

Moreover, a significant part of the Corporation’s technological know-how constitutes trade secrets. The Corporation requires that its employees, consultants, advisers and collaborators sign confidentiality agreements. However, these agreements may not provide adequate protection in the event of unauthorized use or disclosure of the Corporation’s trade secrets, know-how or other proprietary information.

Claims that the Corporation’s technology or products infringe on intellectual property rights of others could be costly to defend or settle, could cause reputational injury and would divert the attention of management and key personnel, which in turn could have a material adverse effect on the Corporation’s business, results of operations, financial condition and cash flows.

 A failure by the Corporation to protect its intellectual property may have a material adverse effect on its ability to develop and commercialize its products.

The Corporation will be able to protect its intellectual property rights from unauthorized use by third parties only to the extent that its intellectual property rights are covered and protected by valid and enforceable patents or are effectively maintained as trade secrets. The Corporation tries to protect its intellectual property position by, among other things, filing patent applications related to its proprietary technologies, inventions and improvements that are important to the development of its business.

Because the patent position of pharmaceutical companies involves complex legal and factual questions, the issuance, scope, validity, and enforceability of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. If the Corporation’s patents are invalidated or found to be unenforceable, it would lose the ability to exclude others from making, using or selling the inventions claimed. Moreover, an issued patent does not guarantee the Corporation the right to use the patented technology or commercialize a product using that technology. Third parties may have blocking patents that could be used to prevent the Corporation from developing its product candidates, selling its products or commercializing its patented technology. As a result, patents that the Corporation owns may not allow it to exploit the rights conferred by its intellectual property protection.

The Corporation also relies on trade secrets, know-how and technology, which are not protected by patents, to maintain its competitive position. The Corporation tries to protect this information by entering into confidentiality agreements with parties who have access to such confidential information, such as its current and prospective suppliers, distributors, manufacturers, commercial partners, employees and consultants. Any of these parties may breach the agreements and disclose confidential information to the Corporation’s competitors. It is possible that a competitor will make unauthorized use of such information, and that the Corporation’s competitive position could be disadvantaged.

Enforcing a claim that a third party infringes on, has illegally obtained or is using an intellectual property right, including a trade secret or know-how, is expensive and time-consuming and the outcome is unpredictable. In addition, enforcing such a claim could divert management’s attention from the Corporation’s business. If any intellectual property right were to be infringed by, disclosed to or independently developed by a competitor, the Corporation’s competitive position could be harmed. Any adverse outcome of such litigation or settlement of such a dispute could subject the Corporation to significant liabilities, could put one or more of its patents at risk of being invalidated or interpreted narrowly, could put one or more of its pending patent applications at risk of not issuing, or could facilitate the entry of generic products. Any such litigation could also divert the Corporation’s research, technical and management personnel from their normal responsibilities.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of the Corporation’s confidential information could be compromised by disclosure during this type of litigation. For example, confidential information may be disclosed, inadvertently or as ordered by the court, in the form of documents or testimony in connection with discovery requests, depositions or trial testimony. This disclosure would provide the Corporation’s competitors with access to its proprietary information and may harm its competitive position.

 Risks Related to the Corporation’s Industry

 The Corporation is subject to significant government regulations.

The research, development, production and commercialization of the Corporation’s products is generally subject to comprehensive regulations under legislation and regulations enforced by Health Canada and other regulatory bodies in Canada and various regional, national and local regulatory bodies, including the FDA in the United States. See “Business of the Corporation - Regulatory Environment”. These regulations may require the (i) approval of manufacturing facilities, including adhering to GMPs during the production, storage, controlled research and quality testing of products, (ii) review and approval of applications to establish the safety and efficacy of the product for each marketing claim sought, and (iii) the control of marketing activities. The process of obtaining required approvals (such as from the FDA and Health Canada) can be costly, time consuming and without guaranteed certainty of approval. Regulatory authorities may change processes, laws, regulations and policies related to product development or commercialization and business operations and require the Corporation to make changes to the product, its claims or its operations. The Corporation could encounter difficulties or incur excessive costs in obtaining the necessary approvals or permits, which could delay or prevent the commercialization and production of its new products.

In December 2006, the U.S. Congress passed legislation requiring companies that manufacture or distribute dietary supplements to report serious adverse events allegedly associated with their products to the FDA and institute recordkeeping procedures for all alleged adverse events (serious and non-serious). The legislation requires manufacturers and distributors of dietary supplements to report to the FDA any serious adverse event reports received, even if the party making the report provides no medical or other information to the manufacturer or distributor. There is a risk that consumers, the press or government regulators could misinterpret adverse event reports as evidence of causation by the ingredient or product complained of, which could lead to consumer confusion, damage to our reputation, banned or recalled ingredients or products, increased insurance costs, class action litigation and a potential increase in product liability litigation, among other things. Distribution of the Corporation’s products outside Canada and the United States is also subject to comprehensive government regulation. Regulations, specifically requirements in respect of product releases on the market and the time involved in respect of regulatory assessment and the sanctions imposed in the event of infringement vary from country to country. No assurance can be given that the Corporation will obtain the requisite approvals in the relevant countries or that it will not incur significant expense in obtaining regulatory approvals or maintaining them in effect.

Failure to obtain the necessary regulatory approvals, the suspension or revocation of current approvals or any failure to comply with regulatory requirements may have a material adverse effect on the Corporation’s operations, its financial situation and its operating results.

Neptune’s subsidiaries, Acasti and NeuroBio, are developing products and product candidates for the pharmaceutical market. Products intended for therapeutic use for humans are governed by a wide array of regulatory agencies. For most of these products, applicable regulations require testing and government review and approval prior to marketing the product. See “Business of the Corporation - Regulatory Environment”. This procedure can take a number of years and involves the expenditure of substantial resources. Any failure or delay by the Corporation to obtain regulatory approvals or clearances could adversely affect the marketing of any products it developed and its ability to generate product revenue. There can be no assurance that any of the Corporation’s pharmaceutical product candidates will be approved by any regulatory agency on a timely basis, or at all. Regulatory approval in Canada, Europe and the United States does not assure approval by other national regulatory agencies, although often test results from one country may be used in applications for regulatory approval in another country.

In the event that a regulatory authority revokes any clearances or approvals granted in respect of the Corporation’s pharmaceutical products, the Corporation’s business and financial condition could be adversely affected. Numerous statutes and regulations govern the manufacture and sale of pharmaceutical products in Canada, the United States and other countries where the Corporation markets or intends to market its products. Such laws and regulations govern, among other things, the approval of manufacturing facilities, testing procedures and controlled research, non-clinical and clinical data required prior to and after marketing approval, compliance with GMP affecting production and storage, the advertising and labelling of products and the reporting of adverse events. Failure to comply with statutes and regulations could result in warning letters, fines and other civil penalties, unanticipated expenditures, withdrawal of regulatory approval, delays in approving or refusing to approve a product, product recall or seizure, interruption of production, operating restrictions, injunctions or criminal sanctions. The Corporation and its manufacturers and suppliers are also subject to numerous federal, state, provincial and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances.

The global regulatory environment continues to evolve with changes to regulations, rules, standards and guidelines and the establishment of new health authorities and/or mergers of divisions within them. The Corporation’s existing or future regulatory clearances or approvals may be negatively affected as a result of such changes or reorganization.

The Corporation is heavily dependent on the export of products to the United States. The FDA is able to block the import entry of any product that “appears” to violate U.S. law, which represents a low evidentiary standard for the FDA. Future changes in U.S. requirements and interpretations of those requirements, coupled with the “appears” to violate the law standard for refusing entry of imported products, increases the possibility that the Corporation’s products may not have full access to the U.S. market and poses additional risks to the Corporation’s business.

 The market for the Corporation’s products has not been fully defined.

The Corporation believes that products based on its core technology will have numerous applications and that there is a growing market for the products that it has developed. However, there can be no assurance that these assumptions will prove justified, particularly considering competition from existing or new products and considering the uncertain commercial viability of the Corporation’s products. Therefore, there can be no assurance that any of the Corporation’s products in development or products recently launched will achieve market acceptance.

The degree of market acceptance for the Corporation’s products and those of its customers will depend upon a number of factors, including competitive pricing, the extent to which the products fulfill customer expectations and demands, the receipt of regulatory approvals, the establishment and demonstration in the medical community of the clinical efficacy and safety of the products, the establishment and demonstration of the potential advantages over competing products and, in the case of pharmaceuticals, the establishment and demonstration of the potential advantages over existing and new treatment methods and the reimbursement policies of government and third-party payers, and in the case of the Corporation’s nutraceuticals, the acceptance of the listing of the product and appropriate distribution with large retailers. There can be no assurance that consumers, physicians, patients, payers, the medical community in general, distributors or retailers will accept and utilize any existing or new products that may be developed by the Corporation.

 Legislative or regulatory reform of the health care system may adversely affect the Corporation’s business and financial condition.

The Corporation’s revenues from sales of pharmaceutical products will depend in part on reimbursement policies and regulations of government health administration authorities, private health insurers and other organizations. The business and financial condition of pharmaceutical companies will continue to be affected by the efforts of governments and third-party payers to contain or reduce the costs of health care through various means. For example, in certain markets, including Canada, pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States there have been, and the Corporation expects that there will continue to be, a number of federal and state proposals to implement similar government controls. In addition, an increasing emphasis on managed health care in the United States has increased and will continue to increase the pressure on pharmaceutical pricing. In Canada, the United States and elsewhere, sales of prescription pharmaceutical products are dependent, in part, on the availability of reimbursement to the consumer from third-party payers, such as government and private insurance plans. Third-party payers are increasingly challenging the prices charged for medical products and services. To the extent the Corporation succeeds in bringing new products to market, there can be no assurance that these products will be considered cost-effective and reimbursement to consumers will be available or will be sufficient to allow the sale of these products on a competitive basis. The Corporation may not be able to obtain prices for its products under development that will make them commercially viable.

 Risks Related to the Corporation’s Securities

The following risk factors apply with respect to the securities of the Corporation.

 The price of the Corporation’s shares may fluctuate.

Market prices for securities in general, and that of pharmaceutical and nutraceutical companies in particular, tend to fluctuate. Factors such as the announcement to the public or in various scientific or industry forums of technological innovations, new commercial products, patents, patent infringement claims (whether brought by the Corporation against third parties or claimed against the Corporation), exclusive rights obtained by the Corporation or others, results of pre-clinical and clinical studies by the Corporation or others, a change of regulations, publications, financial results, public concerns over the risks of pharmaceutical products and dietary supplements, future sales of securities by the Corporation or its shareholders and many other factors could have considerable effects on the price of the Corporation’s securities. There can be no assurance that the market price of the Common Shares will not experience significant fluctuations in the future.

 The market price of the Corporation’s shares could decline as a result of future issuances or actual or potential sales.

The market price of the common shares could decline as a result of future issuances by the Corporation or sales by its existing holders of common shares, or the perception that these sales could occur. Sales by shareholders might also make it more difficult for Neptune to sell equity securities at a time and price that Neptune deems appropriate, which could reduce its ability to raise capital and have an adverse effect on its business.

 The market price of the Corporation’s shares could decline as a result of operating results falling below the expectations of investors or fluctuations in operating results each quarter.

The Corporation’s revenues and expenses may fluctuate significantly and any failure to meet financial expectations may disappoint securities analysts or investors and result in a decline in the price of the Corporation’s common shares. The Corporation’s revenues and expenses have fluctuated in the past and are likely to do so in the future. These fluctuations could cause the Corporation’s share price to decline. Some of the factors that could cause revenues and expenses to fluctuate include the following:

•	the inability to complete product development in a timely manner that results in a failure or delay in receiving the required regulatory approvals or allowances to commercialize product candidates;

•	the timing of regulatory submissions and approvals;

•	the timing and willingness of any current or future collaborators to invest the resources necessary to commercialize the Corporation’s products;

•	the outcome of any litigation;

•	changes in foreign currency fluctuations;

•	the timing of achievement and the receipt of milestone payments from current or future third parties;

•	failure to enter into new or the expiration or termination of current agreements with third parties; and

•	failure to introduce the Corporation’s products to the market in a manner that generates anticipated revenues.

If the Corporation’s quarterly operating results fall below the expectations of investors or securities analysts, the price of the Corporation’s common shares could decline substantially. Furthermore, any quarterly fluctuations in the Corporation’s operating results may, in turn, cause the price of its stock to fluctuate substantially.

 The Corporation does not currently intend to pay any cash dividends on its common shares in the foreseeable future.

The Corporation has never paid any cash dividends on its common shares. The Corporation does not anticipate paying any cash dividends on its common shares in the foreseeable future because, among other reasons, the Corporation currently intends to retain any future earnings to finance its business. The future payment of cash dividends will be dependent on factors such as cash on hand and achieving profitability, the financial requirements to fund growth, the Corporation’s general financial condition and other factors the board of directors of the Corporation may consider appropriate in the circumstances. Until the Corporation pays cash dividends, which it may never do, its shareholders will not be able to receive a return on their common shares unless they sell them.

 There can be no assurance that an active market for the Corporation’s securities will be sustained.

There can be no assurance that an active market for Neptune’s securities will be sustained. Holders of securities of the Corporation may be unable to sell their investments on satisfactory terms. As a result of any risk factor discussed herein, the market price of the securities of the Corporation at any given point in time may not accurately reflect the long-term value of the Corporation. Furthermore, responding to these risk factors could result in substantial costs and divert management’s attention and resources. Substantial and potentially permanent declines in the value of the securities may result and adversely affect the liquidity of the market for the securities of the Corporation.

Other factors unrelated to the performance of the Corporation that may have an effect on the price and liquidity of its securities include: extent of analytical coverage; lessening in trading volume and general market interest in the securities; the size of the Corporation’s public float; and any event resulting in a delisting of securities.

 The Corporation’s shareholder rights plan and certain Canadian laws could delay or deter a change of control.

The Corporation’s shareholder rights plan entitles a rights holder, other than a person or group holding 20% or more of our common shares, to subscribe for our common shares at a discount of 50% to the market price at that time, subject to certain exceptions. See “Description of the Share Capital - Shareholder Rights Plan”.

The Investment Canada Act (Canada) subjects an acquisition of control of a Corporation by a non-Canadian to government review if the value of the assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to be a net benefit to Canada.

Any of the foregoing could prevent or delay a change of control and may deprive or limit strategic opportunities for our shareholders to sell their shares.

 The Corporation may pursue opportunities or transactions that may adversely affect its business and financial condition.

Management of Neptune, in the ordinary course of Neptune’s business, regularly explores potential strategic opportunities and transactions. These opportunities and transactions may include strategic joint venture relationships, significant debt or equity investments in Neptune by third parties, the acquisition or disposition of material assets, the licensing, acquisition or disposition of material intellectual property, the development of new product lines or new applications for its existing products, significant distribution arrangements, the sale of all of the shares of Neptune and other similar opportunities and transactions. The public announcement of any of these or similar strategic opportunities or transactions might have a significant effect on the price of the securities of the Corporation. Neptune’s policy is to not publicly disclose the pursuit of a potential strategic opportunity or transaction unless it is required to do so by applicable law, including applicable securities laws relating to continuous disclosure obligations. There can be no assurance that investors who buy or sell securities of Neptune are doing so at a time when Neptune is not pursuing a particular strategic opportunity or transaction that, when announced, would have a significant effect on the price of the securities of the Corporation.

In addition, any such future corporate development may be accompanied by certain risks, including exposure to unknown liabilities of the strategic opportunities and transactions, higher than anticipated transaction costs and expenses, the difficulty and expense of integrating operations and personnel of any acquired companies, disruption of the Corporation’s ongoing business, diversion of management’s time and attention, and possible dilution to shareholders. The Corporation may not be able to successfully overcome these risks and other problems associated with any future acquisitions and this may adversely affect the Corporation’s business and financial condition.

 Risks Related to the Corporation’s Status as a Foreign Private Issuer

 As a foreign private issuer, the Corporation is subject to different U.S. Securities laws and regulations than a domestic U.S. issuer, which may limit the information publicly available to the Corporation’s U.S. shareholders.

The Corporation is a foreign private issuer under applicable U.S. federal securities laws, and therefore, it is not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Exchange Act. As a result, the Corporation does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Corporation is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Corporation’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Corporation’s shareholders may not know on as timely a basis when the Corporation’s officers, directors and principal shareholders purchase or sell common shares as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Corporation is exempt from the proxy rules under the U.S. Exchange Act.

 The Corporation may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Corporation.

In order to maintain its current status as a foreign private issuer, a majority of the Corporation’s common shares must be either directly or indirectly owned by non-residents of the United States unless the Corporation also satisfies one of the additional requirements necessary to preserve this status. The Corporation may in the future lose its foreign private issuer status if a majority of the Corporation’s common shares are held in the United States and it fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Corporation under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs it incurs as a Canadian foreign private issuer eligible to use MJDS. If the Corporation is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Corporation may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers.

 U.S. investors may be unable to enforce certain judgments.

Neptune is a Corporation existing under the Business Corporations Act (Québec). A number of the Corporation’s directors and officers are residents of Canada or other jurisdictions outside of the United States, and substantially all of the Corporation’s assets are located outside the United States. As a result, it may be difficult to effect service within the United States upon the Corporation or upon its directors and officers. Execution by United States courts of any judgment obtained against the Corporation or any of the Corporation’s directors or officers in United States courts may be limited to the assets of such companies or such persons, as the case may be, located in the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon civil liability and the civil liability of the Corporation’s directors and executive officers under the United States federal securities laws. The Corporation has been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. However, there may be doubt as to the enforceability in Canada against these non-U.S. entities or their controlling persons, directors and officers who are not residents of the United States, in original actions or in actions for enforcement of judgments of courts of the United States, of liabilities predicated solely upon U.S. federal or state securities laws.

DIVIDENDS

The Corporation does not anticipate paying any dividend on its common shares in the foreseeable future. We presently intend to retain future earnings to finance the expansion and growth of our business. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements and other factors the Board of Directors deems relevant. In addition, the terms of any future debt or credit facility may preclude the Corporation from paying dividends.

On September 5, 2012, a prospectus qualifying the distribution of 2,000,000 Class A subordinate voting shares and 4,000,000 Series 2011-1 warrants of NeuroBio held by Neptune by way of a dividend-in-kind was filed with Canadian securities regulatory authorities. Payment of the dividend occurred on October 31, 2012. See “History and General Development of the Business - Fiscal Year Ended February 28, 2013”.

DESCRIPTION OF THE SHARE CAPITAL

The authorized share capital of the Corporation is comprised of an unlimited number of common shares, or Common Shares, and an unlimited number of preferred shares, or Preferred Shares, issuable in one or more series. By way of by-law, in accordance with its articles of incorporation, the Corporation created the “Series A Preferred Shares”, which are non-voting shares.

As at February 28, 2015, there were a total of (i) 75,351,123 Common Shares and no Preferred Shares issued and outstanding, (ii) 2,418,686 warrants to purchase Common Shares issued and outstanding (including 668,686 of warrants issued by Neptune as part of the Arrangement Agreement), (iii) 8,045,818 options to purchase Common Shares issued outstanding (including 15,400 options issued by Neptune under the Corporation stock option plan, as part of the NeuroBio Plan of Arrangement), and (iv) 29,875 restricted share units issued and outstanding.

Common Shares

Voting Rights

Each Common Share entitles its holder to receive notice of, and to attend and vote at, all annual or special meetings of the shareholders of the Corporation. Each Common Share entitles its holder to one vote at any meeting of the shareholders, other than meetings at which only the holders of a particular class or series of shares are entitled to vote due to statutory provisions or the specific attributes of this class or series.

Dividends

Subject to the prior rights of the holders of Preferred Shares ranking before the Common Shares as to dividends, the holders of Common Shares are entitled to receive dividends as declared by the board of directors of the Corporation from the Corporation’s funds that are duly available for the payment of dividends.

Winding-up and Dissolution

In the event of the Corporation’s voluntary or involuntary winding-up or dissolution, or any other distribution of the Corporation’s assets among its shareholders for the purposes of winding up its affairs, the holders of Common Shares shall be entitled to receive, after payment by the Corporation to the holders of Preferred Shares ranking prior to Common Shares regarding the distribution of the Corporation’s assets in the case of winding-up or dissolution, share for share, the remainder of the property of the Corporation, with neither preference nor distinction.

Preferred Shares

The Preferred Shares carry no voting rights. Preferred Shares may be issued at any time, in one or more series. The Corporation’s board of directors has the power to set the number of Preferred Shares and the consideration per share, as well as to determine the provisions attaching to each series of Preferred Shares (including dividends, redemption rights and conversion rights, where applicable). The shares in each series of Preferred Shares rank prior to the Common Shares of the Corporation with regard to payment of dividends, reimbursement of capital and division of assets in the event of the Corporation’s winding-up or dissolution. The holders of Preferred Shares shall not be entitled to receive notice of, or to attend or vote at the meetings of the shareholders, except: (i) in the event of a separate meeting or vote by class or by series as specified by law, (ii) where entitled to vote by class or series on amendments to the attributes attaching to the class or series, or (iii) where applicable, in the event of the Corporation’s omission to pay the number of periodical dividends, whether consecutive or not, as applicable to any series.

The board of directors of the Corporation has passed a by-law creating the Series A Preferred Shares. Series A Preferred Shares may be issued only as part of an acquisition by the Corporation of other companies or material assets. Series A Preferred Shares are non-voting, and entitle holders thereof to a fixed, preferential and non-cumulative annual dividend of 5% of the amount paid for the said shares.

Shareholder Rights Plan

On May 26, 2010, the Corporation entered into a shareholder rights plan agreement, or “Rights Plan”. The Rights Plan entitles a holder of rights (other than the Acquiring Person, as defined below, or any affiliate or associate of an Acquiring Person or any person acting jointly or in concert with an Acquiring Person or any affiliate or associate of an Acquiring Person) to purchase our Common Shares at a discount of 50% to the market price upon a person becoming an “Acquiring Person”, subject to certain exceptions and the terms and conditions set out in the Rights Plan. An “Acquiring Person” is defined in the Rights Plan as a beneficial owner of 20% or more of our Common Shares. The Rights Plan is subject to shareholders’ approval every three years in order to remain in effect. On May 9, 2013, the board of directors of the Corporation approved to reconfirm the Rights Plan. On June 27, 2013, the shareholders passed a resolution to ratify, confirm and approve the adoption of the Rights Plan and all rights issuable pursuant to the Rights Plan. In order to implement the Rights Plan, Neptune issued one right in respect of each Common Share outstanding as of 5:01 p.m. (Montreal time) on May 26, 2010, the “Effective Date”. One right will also be issued and attached to each subsequently issued Common Share. The rights will separate and trade separately from the Common Shares to which they are attached and will become exercisable after the “Separation Time”. The “Separation Time” is the close of business on the tenth business day following the earliest of:

(a)	the date of the first public announcement or disclosure made by us or an Acquiring Person that a person has become an Acquiring Person;

(b)
the date of the commencement of, or first public announcement of the intent of any person to commence, a take-over bid (other than a Permitted Bid (as defined in the Rights Plan) or a Competing Permitted Bid (as defined in the Rights Plan) by any person for our Common Shares;

(c)	the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such; or

(d)	such later date as may be determined by the board of directors.

After the time at which a person becomes an Acquiring Person, and subject to the terms and conditions set out in the Rights Plan, each right would, upon exercise, entitle a rights holder, other than the Acquiring Person and related parties, to purchase Common Shares at a 50% discount to the market price at the time.

Under the Rights Plan, a “Permitted Bid” is a bid made to all holders of the Common Shares and which is open for acceptance for not less than 60 days. If at the end of 60 days at least 50% of the outstanding Common Shares, other than those owned by the offeror and certain related parties, have been tendered, the offeror may take up and pay for the Common Shares but must extend the bid for a further 10 days to allow other shareholders to tender.

A copy of the Rights Plan is available on SEDAR at www.sedar.com.

MARKET FOR SECURITIES

The Corporation’s Common Shares are listed and posted for trading on (i) the Toronto Stock Exchange, or TSX, under the symbol “NTB”, and (ii) The NASDAQ Stock Market, or NASDAQ, under the symbol “NEPT”.

Trading Prices and Volumes for Neptune

The price ranges and trading volume of Corporation’s Common Shares for the most recently completed financial year on the TSX and the NASDAQ was as follows:

Period	TSX (CDN$)			NASDAQ (US$)
	High	Low	Volume (daily average)	High	Low	Volume (daily average)
February 2015	2.39	2.03	60,691	1.91	1.65	98,179
January 2015	2.11	1.58	117,695	0.62	0.44	122,073
December 2014	2.37	1.83	75,026	2.37	1.83	75,026
November 2014	2.48	1.85	48,612	2.20	1.64	110,326
October 2014	2.11	1.26	116,096	1.92	1.11	210,552
September 2014	2.66	2.04	185,207	2.42	1.85	282,343
August 2014	2.34	1.98	106,502	2.15	1.80	191,510
July 2014	2.98	2.26	101,565	2.86	2.07	212,032
June 2014	3.15	2.47	150,444	2.88	2.26	288,533
May 2014	2.87	2.43	52,513	2.61	2.24	224,571
April 2014	2.79	2.41	91,928	2.56	2.19	354,410
March 2014	3.11	2.46	85,279	2.79	2.21	643,500

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding of Directors

As of the date of this Circular, the following table sets forth each director and executive officer’s name, province and country of residence, his/her principal occupation, including the committees of the Board, the year in which he or she first became a director, as at the date of this annual information form. All members of the Board of Directors herein below will hold their positions until the next annual meeting of shareholders of the Corporation.

Name and Province and Country of Residence	Principal Occupation	Position Within the Corporation	Year of Nomination as a Director of the Corporation
Pierre Fitzgibbon (1) (2) Québec, Canada	Corporate Director	Director and Chairman of the Board	2014
Jim Hamilton New Jersey, United States	President and Chief Executive Officer of the Corporation	President and Chief Executive Officer of the Corporation	2015
Valier Boivin (1) Québec, Canada	President of VMCAP Inc.	Director	2013
Ronald Denis (2) Québec, Canada	Chief of Surgery at Hôpital du Sacré-Coeur, Montréal	Director	2000
Adrian Montgomery (2) Ontario, Canada	President, Tuckamore Capital	Director	2014
John Moretz (2) North Carolina, United States	Chief Executive Officer and President, Moretz Marketing LLC	Director	2014
Reed V. Tuckson (2) Washington, United States	Managing Director, Tuckson Health Connections, LLC	Director	2013
Harlan W. Waksal (2) New York, United States	President & Chief Executive Officer of Kadmon Corporation LLC	Director	2012
Jerald J. Wenker (1) (2) California, United States	President and Chief Operating Officer, Dermalogica	Director	2014
Michel Timperio Québec, Canada	Head of Strategic Development	Head of Strategic Development	-
Jean-Daniel Bélanger Québec, Canada	Corporate Secretary and Director, Corporate Affairs	Corporate Secretary and Director, Corporate Affairs	-
Benoit Huart Québec, Canada	Director, Legal Affairs	Director, Legal Affairs
(1)Member of the Audit Committee of the Corporation (2)Member of the Human Resources and Governance Committee

As of February 28, 2015, the directors and executive officers of the Corporation, as a group, beneficially owned or exercised control or direction over approximately 1,380,580 (1.8%) of the outstanding Common Shares of Neptune.

The information as to outstanding Common Shares beneficially owned or over which the above-named individuals exercise control or direction and the foregoing information is not within the knowledge of the Corporation and has been furnished by the respective persons. The following are brief biographies of Neptune’s directors and executive officers:

Pierre Fitzgibbon – Chairman of the Board and Director

Mr. Fitzgibbon was the President and Chief Executive Officer of Atrium Innovations Inc., a leader in the development, manufacturing and marketing of added value products for the health and nutrition industry, which was recently sold to corporations backed by the Permira funds in a transaction valued at over $1.1 billion. Prior to joining Atrium Innovations, Mr. Fitzgibbon was Vice-Chairman of National Bank Financial and Senior Vice President, Finance, Technology and Corporate Affairs at National Bank of Canada. He holds a bachelor’s degree in business administration from the École des hautes études commerciales of Montreal and a certificate in general management from Harvard Business School. Mr. Fitzgibbon currently serves on the board of directors of other corporations.

Mr. Jim Hamilton – Chief Executive Officer

Mr. Hamilton served as Vice President Human Nutrition and Health, North America, and President of DSM Nutritional Products USA, Inc., based in Parsippany, New Jersey. He was serving on the global management team of DSM Nutritional Products’ Human Nutrition & Health business, an organization with over $2 billion in global sales and operations in more than 40 countries. DSM Nutritional Products is an important division of the life sciences and material sciences corporation, DSM N.V. of the Netherlands. Mr. Hamilton’s industry knowledge has made him a valuable contributor to several trade associations and he is the immediate past chairman of the board of directors of the Council for Responsible Nutrition, the dietary supplement industry’s leading trade association. Mr. Hamilton is a graduate of Concordia University in Montreal, Canada and he has attended a number of business education and leadership programs at the London Business School and INSEAD.

Mr. Valier Boivin – Director

Mr. Valier Boivin holds a bachelor’s degree in Economic and Administrative Sciences (UQAC-1973), a master’s degree in Taxation (Université de Sherbrooke, 1978) and a law degree (Université de Montréal, 1985). Furthermore, he is a member of the “Barreau du Québec” since 1986 and was a member of the “Ordre des comptables agréés du Québec” from 1974 to 2015. He held the position of Professor at the Université du Québec à Chicoutimi until 1978 and then joined the master’s degree in taxation program as Professor, at the Université de Sherbrooke until 1987. Founder (in 1987) of Boivin O’Neil, s.e.n.c., he practices business law. Specialized in Mergers & Acquisitions and corporate financing, he acted as legal and strategic counsel to many private and public companies. Since January 2009, he is President of the regional economic intervention fund, FIER Ville-Marie L.P. Mr. Boivin is also socially involved with various professional associations, non-profit organizations and charitable foundations.

Dr. Ronald Denis - Director

Dr. Ronald Denis has been Chief of Surgery and director of the Trauma Program at Hôpital du Sacré-Coeur in Montréal since 1997. Also, since 1987, Dr. Denis has occupied the position of medical co-director of the Canadian Formula 1 Grand Prix. Dr. Denis sits on several scientific boards and management committees.

Adrian Montgomery – Director

Mr. Montgomery is the Chief Investment Officer of Tuckamore Capital, a publicly-traded company that has invested approximately $700 million in successful private businesses since its inception in 2005. Prior to joining Tuckamore, he headed business development at Rogers Media Inc. Mr. Montgomery is a lawyer and member of the New York State Bar and currently serves on the boards of Epsilon Energy, a TSX-listed Company, and the Toronto East General Hospital Foundation.

Mr. John Moretz – Director

Mr. Moretz currently serves as Chief Executive Officer and President of Moretz Marketing LLC and is Managing Director for Kathy Ireland, LLC. In addition, he is the managing director for various real estate entities, including LaMoe, LLC and Moretz Mills, LLC. Mr. Moretz spent 39 years in the hosiery industry. He served as the Chairman and Chief Executive Officer of Gold Toe Moretz Holdings Corp. and its subsidiaries prior to its acquisition by Gildan Activewear Inc. in 2011. Mr. Moretz also founded Moretz Marketing in 1987 to create and manage lifestyle brands and create licensing opportunities.

Reed V. Tuckson, M.D. – Director

Dr. Tuckson is a graduate of Howard University, Georgetown University School of Medicine, and the Hospital of the University of Pennsylvania's General Internal Medicine Residency and Fellowship Programs, where he was also a Robert Wood Johnson Foundation Clinical Scholar studying at the Wharton School of Business. Dr. Tuckson is currently the Managing Director of Tuckson Health Connections, LLC, a health and medical care consulting business. Previously, he served a long tenure as Executive Vice President and Chief of Medical Affairs for UnitedHealth Group, a Fortune 25 health and well-being company. Dr. Tuckson is member of the Advisory Committee to the Director of the National Institutes of Health and is also an active member of the Institute of Medicine of the National Academy of Sciences. He also serves on the Boards of the American Telemedicine Association, Howard University and Cell Therapeutics Inc., a public corporation.

Dr. Harlan W. Waksal – Director

Dr. Harlan W. Waksal is a retired physician. Dr. Waksal was the Vice-President, Business and Scientific Affairs at Acasti, the Corporation’s subsidiary. He received his B.A. from Oberlin College and M.D. from Tufts University School of Medicine, and his post graduate training in Internal Medicine and in Pathology. In addition, he did research in immunology at the Weizmann Institute of Science. Dr. Waksal was a founder of Imclone Systems Incorporated; a New York based pharmaceutical company specializing in developing new treatment for various forms of cancer. He served as the Chief Operating Officer and member of the Board of Directors from 1986 until 2001 and as President/CEO from 2001 until 2002. During his tenure, he was responsible for building the scientific and operation infrastructure of the company. Dr. Waksal is the author of over 50 scientific publications and has been the author of multiple patents and patent applications. His current activities are focused on managing various real estate developments and serving on select Board of Directors. Dr. Waksal currently serves on the Boards of the Oberlin College, Senesco Technologies, Inc. He also serves on the Advisory Board of Northern Rivers Funds.

Jerald J. Wenker – Director

Mr. Wenker is currently President and Chief Operating Officer of Dermalogica, a leading professional skin care company based in the United States. Previously, he was President of Ther-Rx Corporation, the branded division of KV Pharmaceuticals. Prior to Ther Rx, Mr. Wenker worked at Abbott Laboratories for approximately 15 years where he held several executive roles in such areas as commercial and marketing management, strategic planning, licensing and new business development as well as new product development. Mr. Wenker holds a Master of Science in Marketing from Northwestern University’s J.L. Kellogg Graduate School of Management.

Mr. Michel Timperio – Head of Strategic Development

Mr. Michel Timperio obtained a Bachelor degree from Concordia University in 1980 and attended additional courses at l’ENAP (National Institute of Public Administration). Mr. Timperio was elected as Chairman of the Board of Neptune in 2000 until 2008. He joined Neptune as a full time employee in September 2010. Prior to joining the Neptune team, Mr. Timperio started his career with Amstrong World Industries as sales representative for Eastern Canada and subsequently with Reicchold Chemicals as regional sales manager in 1982. After earning a young entrepreur loan and scholarship, he started his own distribution business, Specgraphix/Unic in 1985 specializing in the distribution of printing raw material products. During his business endeavours he was the recipient of many sales recognition awards as top sales executives and was also elected as alderman seating on the executive council of one of the largest Montreal suburb, in the city of Longueuil.  In 1987, He hosted the first socio-economic summit of one of the largest administrative region in the province of Québec.

Mr. Jean Daniel Bélanger – Corporate Secretary and Director, Corporate Affairs

Mr. Bélanger is Director Corporate Affairs of the Corporation since November 2012 and Corporate Secretary since June 2014. He is in charge of all corporate, governance and securities law matters of the Corporation. He oversees and leads negotiations on corporate and financing matters and is an integral member of the management team, reporting directly to the President and Chief Executive Officer. He holds a law degree from the Université de Montréal (2005) and is a  member of the Quebec Bar since 2006. Prior to joining the Corporation, Jean-Daniel was a partner in a Montreal securities boutique-firm, where he practiced in the areas of mergers and acquisitions, corporate finance and securities, and general corporate and commercial law.

Mr. Benoit Huart – Director, Legal Affairs

Mr. Huart is a lawyer and has been the Corporation’s Director Legal Affiars since May 2010. He holds a bachelor’s degree in Biochemistry from McGill University (1997), a law degree from the University of Sherbrooke (2001) and has been a member of the Quebec Bar since 2002. Mr Huart has a broad range of experience in law, including litigation and international corporate transactions, with a particular emphasis on intellectual property (patents and trade-marks), Mr. Huart also has an extensive experience in the acuqisition, enforcement, defense and licensing of patents. Prior to joining the Corporation, Mr. Huart worked as an associate at Stikeman Elliott LLP where he advised clients on litigation strategies, managed due diligence investigations and analyzed commercial agreements that related to IP and business transactions.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Except as set forth below, to the knowledge of Neptune, none of the directors or executive officers of the Corporation:

(a)	is, or has been, within the last ten years, a director, chief executive officer or chief financial officer of any Corporation that:

(i)
was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant Corporation access to any exemption under applicable securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)
was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

Except as set forth below, to the knowledge of Neptune, no director or executive officer of the Corporation, or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

(a)
is, or has been, within the last ten years, a director or executive officer of any Corporation that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver manager or trustee appointed to hold its assets; or

(b)
has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or its assets of the proposed director.

Mr. Boivin was director of Toptent Inc. when it filed, on December 16, 2009, a notice of intention to make a proposal to its creditors under the Bankruptcy and Insolvency Act and, as a result, Toptent Inc. was subject to a cease trade order for more than 30 consecutive days. Mr. Valier Boivin was also a director of Pixman Média Nomade Inc. during the year it filed for bankruptcy on March 4, 2010 and, as a result, Pixman Média Nomade Inc. was subject to a cease trade order for more than 30 consecutive days.

To the knowledge of Neptune, no director, executive officer or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Corporation is not aware of any legal proceedings or regulatory actions in which it is involved and no such proceedings or regulatory actions are known by the Corporation to be contemplated, except in regards of what is mentioned in the section “Business of the Corporation – Litigation / Economic Dependence”.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the insiders of the Corporation, the Directors, or any of their respective associates or affiliates, has or has had any material interest, direct or indirect, in any material transaction whether proposed or concluded, since the beginning of the Corporation’s most recently completed financial year and for the three (3) last completed financial years.

TRANSFER AGENTS AND REGISTRARS

Computershare Trust Company of Canada, at its offices in Montreal, is the transfer agent and registrar for our Common Shares.

MATERIAL CONTRACTS

The Corporation has not entered into any material contract, other than those entered into in the normal course of business, within the most recently completed financial year, or before the most recently completed financial year, which is still in effect except for the Technology License Agreement entered into with Acasti on August 7, 2008 and the prepayment agreement entered into with Neptune on December 4, 2012, and the Technology License Agreement entered into with NeuroBio on October 15, 2008. See “Business of the Corporation - Intellectual Property”.

INTEREST OF EXPERTS

KPMG LLP (“KPMG”) has audited our consolidated financial statements for the years ended February 28, 2015 and February 28, 2014. KPMG is independent with respect to Neptune Technologies & Bioressources Inc., Acasti Pharma Inc. and NeuroBioPharm Inc. within the meaning of the relevant rules and related interpretation prescribed by the releveant professional bodies in Canada.

REPORT ON AUDIT COMMITTEE

Audit Committee’s Charter

The Charter of the Audit Committee is annexed to this circular as Schedule A. The Charter was adopted by the Board of Directors on June 6, 2007.

Composition of the Audit Committee

The Audit Committee is currently composed of three (3) members of Board of Directors: Mr. Pierre Fitzgibbon, Mr. Valier Boivin and Mr. Jerald J. Wenker. From the experience set forth below, the Corporation believes that these persons have sufficient knowledge and background to actively participate on the Audit Committee. Under National Instrument 52-110 - Audit Committees, a member of an Audit Committee is “independent” if he or she has no direct or indirect material relationship with the issuer, that is, a relationship which could, in the view of the Board of Directors, reasonably interfere with the exercise of the member’s independent judgment.

All members of the Audit Committee are considered to be “financially literate” within the meaning of applicable Canadian securities regulations in that they each have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raided by the Corporation financial statements.

Relevant Education and Experience

The following describes the relevant education and experience of each member of the Audit Committee that shows their (a) understanding of the accounting principles used by the Corporation to prepare its financial statements, (b) ability to assess the general application of such accounting principles, (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised by the Corporation’s financial statements or experience actively supervising one or more persons engaged in such activities, and (d) understanding of internal controls and procedures for financial reporting.

Pierre Fitzgibbon – Mr. Fitzgibbon was the President and Chief Executive Officer of Atrium Innovations Inc., a leader in the development, manufacturing and marketing of added value products for the health and nutrition industry, which was recently sold to corporations backed by the Permira funds in a transaction valued at over $1.1 billion. Prior to joining Atrium Innovations, Mr. Fitzgibbon was Vice-Chairman of National Bank Financial and Senior Vice-President, Finance, Technology and Corporate Affairs at National Bank of Canada. He holds a bachelor’s degree in business administration from the École des hautes études commerciales of Montreal and a certificate in general management from Harvard Business School. Mr. Fitzgibbon currently serves on the board of directors of other corporations.

Mr. Valier Boivin – Mr. Valier Boivin holds a bachelor’s degree in Economic and Administrative Sciences (UQAC-1973), a master’s degree in Taxation (Université de Sherbrooke, 1978) and a law degree (Université de Montréal, 1985). Furthermore, he is a member of the “Barreau du Québec” since 1986 and was a member of the “Ordre des comptables agréés du Québec” from 1974 to 2015. He held the position of Professor at the Université du Québec à Chicoutimi until 1978 and then joined the master’s degree in taxation program as Professor, at the Université de Sherbrooke until 1987. Founder (in 1987) of Boivin O’Neil, s.e.n.c., he practices business law. Specialized in Mergers & Acquisitions and corporate financing, he acted as legal and strategic counsel to many private and public companies. Since January 2009, he is President of the regional economic intervention fund, FIER Ville-Marie L.P. Mr. Boivin is also socially involved with various professional associations, non-profit organizations and charitable foundations.

Jerald J. Wenker – Mr. Wenker is currently President and Chief Operating Officer of Dermalogica, a leading professional skin care company based in the United States. Previously, he was President of Ther-Rx Corporation, the branded division of KV Pharmaceuticals. Prior to Ther Rx, Mr. Wenker worked at Abbott Laboratories for approximately 15 years where he held several executive roles in such areas as commercial and marketing management, strategic planning, licensing and new business development as well as new product development. Mr. Wenker holds a Master of Science in Marketing from Northwestern University’s J.L. Kellogg Graduate School of Management.

External Auditor Fees

Audit Fees

“Audit fees” consist of fees for professional services for the audit of the Corporation’s annual financial statements, interim reviews and limited procedures on interim financial statements, securities filings, Sarbanes–Oxley Act Section 404 opinions and consultations on accounting or disclosure issues. During the fiscal year ended February 28, 2015, KPMG LLP, the Corporation’s external auditors, billed $377,750 to the Corporation, respectively $273,750 for the Corporation, $99,500 for Acasti and $4,500 for NeuroBio, for audit fees. During the fiscal year ended February 28, 2014, these fees were $714,000 to the Corporation, respectively $460,000 for the Corporation, $214,500 for Acasti and $39,500 for NeuroBio.

Audit-Related Fees

“Audit-related fees” consist of fees for professional services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and which are not reported under “Audit Fees” above. For the fiscal year ended February 28, 2015, KPMG LLP, the Corporation’s external auditors, billed $65,450 to the Corporation, respectively $45,100 for the Corporation, $10,475 for Acasti and $9,875 for NeuroBio. Audit-related fees include, but are not limited to, services provided for other types of audit engagements and French translation services.

For the fiscal year ended February 28, 2014, KPMG LLP, the Corporation’s external auditors, billed $20,000 to the Corporation, respectively $6,000 for the Corporation and $14,000 for Acasti, for audit-related services provided to the Corporation.

Tax Fees

“Tax fees” consist of fees for professional services for tax compliance, tax advice and tax planning. For the fiscal year ended February 28, 2015, KPMG LLP, the Corporation’s external auditors, billed a total of $87,475 to the Corporation, respectively $50,875 for the Corporation, $27,400 for Acasti and $9,200 for NeuroBio. For the fiscal year ended February 28, 2014, KPMG LLP, the corporation’s external auditors, billed a total of $120,080 to the Corporation, respectively $85,580 for the Corporation, $25,500 for Acasti and $9,000 for NeuroBio. Tax fees include, but are not limited to, preparation of tax returns and R&D tax credit claims.

All Other Fees

The “other fees” include all other fees billed for professional services other than those mentioned hereinabove. KPMG LLP, the Corporation’s external auditors, billed no fees as to this matter the fiscal years ended February 28, 2015 and February 28, 2014.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase securities and interests of informed persons in material transactions, if applicable, is contained in Neptune’s management proxy circular for its 2014 annual and special meeting of shareholders held on June 19, 2014 and will be contained in Neptune’s management proxy circular for its 2015 annual meeting of shareholders to be held on July 14, 2015. Additional financial information is also provided in the Corporation’s financial statements and MD&A for the most recently completed fiscal year. These documents and additional information related to Neptune are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

SCHEDULE “A”
CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee of the Board of Directors assists the Board in fulfilling its oversight responsibilities relating to the quality and integrity of the accounting, auditing and reporting practices of the Corporation and such other duties as directed by the Board of Directors or imposed by legislative authorities or stock exchanges.

Structure and Organization

1.
The membership of the Committee will consist of at least three independent members of the Board of Directors, the majority of whom will not be employees, controlling shareholders or executives of the Corporation or of any associates or affiliates of the Corporation. Committee members and the Committee Chairman shall be designated by and serve at the pleasure of the Board of Directors. All members must be financially literate and at least one member must have accounting or related financial management expertise, in each case in the judgment of the Board of Directors.

2.
The Committee shall meet at least four times per year or more frequently as circumstances require. The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. The required quorum for the Committee will be the majority of the members forming the Committee.

3.	The Committee is expected to maintain free and open communication with management and the external auditors.

4.	The Committee has the authority to investigate any matter brought to its attention and to retain outside counsel for this purpose if, in its judgment, that is appropriate.

General Responsibilities

The Committee shall:

1.
Meet periodically with representatives of the external auditors, the internal audit manager (if any) and management in separate sessions, if considered necessary, to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee. Provide sufficient opportunity for the external auditors to meet with the Audit Commitee as appropriate without members of management being present.

2.	Prepare the minutes of all Committee meetings and report of such meetings to the Board of Directors.

3.	Review and reassess the adequacy of this Charter annually.

Responsibilities for Engaging External Auditors

The Committee shall:

1.
Recommend for approval by the Board of Directors and ratification by the shareholders the selection and retention of an independent firm of chartered professional accountants as external auditors, approve compensation of the external auditors, and review and approve in advance the discharge of the external auditors.

2.
Review the independence of the external auditors. In considering the independence of the external auditors, the Committee will review the nature of the services provided by the external auditors and the fees charged, and such other matters as the Committee deems appropriate.

3.
Ensure that the external auditors are in good standing with the Canadian Public Accountability Board (CPAB) and that the CPAB has not imposed any sanction on them. The Audit Committee is also responsible for ensuring that the external auditors comply with the rotation requirements with respect to partners involved in the audit of the Corporation.

4.	Arrange for the external auditors to be available to the Board of Directors at least annually to help provide a basis for the Board’s approval of the external auditors’ appointment.

5.	Approve all allowable non-audit related services to be provided to the Corporation or one of its subsidiaries by the Corporation’s external auditors if applicable.

6.	Non-audit services of minimal amount satisfy the pre-approval requirements on the following conditions:

(a)
that the aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Corporation and its subsidiaries to the Corporation’s external auditors during the fiscal year in which the services are provided;

(b)	that the Corporation or its subsidiaries, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

(c)
that the services are promptly brought to the attention of the Audit Committee and approved, prior to the completion of the audit, by the Audit Committee or by one or more of its members to whom authority to grant such approvals had been delegated by the Audit Committee.

Responsibilities for Oversight of the Quality and Integrity of Accounting, Auditing and Reporting Practices of the Corporation

The Committee shall:

1.
Directly review the work of the external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attestation services for the Corporation. The Committee shall be directly responsible of the resolution of disagreements between management and the external auditors regarding financial reporting.

2.
Review the Corporation’s financial statements, management’s discussion and analysis (MD&A) and annual and interim earnings press releases together with management and the external auditors, if applicable, before the Corporation publicly discloses this information. This review should cover the quality of the financial reporting and such other matters as the Committee deems appropriate.

3.	Review with the external auditors and management the audit plan of the external auditors for the current year and the following year.

4.
Review with financial and accounting personnel, the adequacy and effectiveness of the accounting, financial, and computerized information systems controls of the Corporation, and the results of any external audit procedures, if applicable.

5.
Establish procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters. Such complaints are to be treated confidentially and anonymously.

6.	Review and approve all related party transactions undertaken by the Corporation.

Periodic Responsibilities

The Committee shall:

1.	Review periodically with management any legal and regulatory matters that may have a material impact on the Corporation’s financial statements, compliance policies and compliance programs.

2.	Review with management and approve transactions involving management and/or members of the Board of Directors, which would require disclosure under Toronto Stock Exchange rules.

3.	Supervise the corporate compliance program and periodically review whether any improvements should be made thereto and make appropriate recommendations to management.

4.	Perform such other functions assigned by law, the Corporation’s Articles or bylaws, or by the Board of Directors.

5.	Review services and related fees for work done by the external auditors as well as an updated projection of the total costs for the fiscal year.

6.	Review and approve the engagement policy of the Corporation with respect to partners, employees, former partners and employees of the current and previous external auditors of the Corporation.

7.
Implement a process for the identification of the principal business risks and monitor the implementation of appropriate methods of risk management. This process will require consultation with management in order to determine how risks are handled and to solicit the opinion of the internal audit department with respect to the effectiveness of the risk limitation strategies.

Authority of the Audit Committee

The Committee shall have the authority to:

1.	Engage independent counsel and other advisors as it determines necessary to carry out its duties.

2.
Pay the compensation for any advisors employed by the Committee. The Committee shall notify the Board of Directors on the extent of the financing required to pay for the compensation of the independent expert advisors retained to advise the Committee.

3.	Communicate directly with the internal and external auditors.